

ANGLO AMERICAN



06011514

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

27 February, 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 06 2006
WASH, D.C.
152
SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Butterfield Trust x 1
- Director/PDMR interests – A E Redman
- Director/PDMR interests – S R Thompson
- Block listing application
- AA plc – final dividend recommendation
- AngloGold Ashanti ordinary share secondary offering
- Anglo American South Africa - Lazarus Zim
- Anglo American plc results
- FutureGen industrial alliance

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 45 copies

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc

Anglo American plc ("the Company")

PDMR's Interests

The Company announces that on 24 February 2006 Mr A E Redman, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
5,000	ZAR51.25	£21.52592

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Joint Deputy Company Secretary
24 February 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 35,717,606 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 February 2006	44,900
21 February 2006	9,538
22 February 2006	42,962
23 February 2006	284,436
24 February 2006	131,507

The Company was advised of these transactions on 24 February 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman*
R Médori	R J King
S R Thompson	P L Zim
A J Trahar	P M Baum
	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

*Mr A E Redman (a PDMR) was connected with a transaction that took place on 24 February 2006 in respect of 5,000 Ordinary Shares, which was the subject of a separate announcement.

A Hodges
Joint Deputy Company Secretary
27 February 2006

RNS 82764

Press Release

ANGLO AMERICAN plc

Recommended Final (including Special) Dividend of US$0.95 per ordinary share – Dividend no 14

Amount per ordinary share in South African Rand

Further to the announcements of 10 and 22 February 2006, the equivalent of the dividend in South African Rand is R5.7892 per ordinary share based on an exchange rate of US$1 = R6.0939.

The equivalent of the dividend in Sterling and Euros will be determined and announced on Monday 13 March 2006.

Payment of the dividend is scheduled for Wednesday 3 May 2006, subject to shareholders' approval at the AGM on 25 April 2006.

Other details relating to the dividend are contained in the announcement of 22 February 2006 and included in the Company's website www.angloamerican.co.uk

G A Wilkinson
Deputy Secretary

23 February 2006

K/MIN/COMPSEC/GW/RAND PRESS RELEASE 23.2.06

Anglo American plc (the "Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 47,029,414 Ordinary shares of US$0.50 each (the "Shares") to be block listed.

These Shares are being reserved under a block listing and will be allotted to satisfy conversion of the outstanding 3.375% Convertible Bonds 2007. When issued these Shares will rank pari passu with the existing Shares.

Andy Hodges
Deputy Company Secretary
23 February 2006

Anglo American plc
(the "Company")

Directors' Interests

The Company announces that on 22 February 2006, Mr S R Thompson an Executive Director of the Company, sold 5,014 ordinary shares in the Company of US$0.50 each (the "Shares") at a price of £21.65 per Share. These Shares were included in previous declarations of Mr Thompson's direct beneficial interest in Shares which accordingly has been reduced by 5,014.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

Andy Hodges
Joint Deputy Company Secretary
23 February 2006



News Release

22 February 2006

Anglo American announces record earnings of $3.7 billion, up 39%, $1.5 billion capital return and update on Strategic Review

- Record underlying earnings[1] of $3.7 billion, a 39% increase over 2004.
- Operating profit[2] increased to $6.4 billion, up 36%, with record production levels for nickel, zinc, coal, iron ore, vanadium, platinum group metals and diamonds; highest ever contributions from Base Metals, Ferrous Metals and Coal.
- Cost pressures continue: offset by cost savings and efficiencies of $730 million.
- Cash generation at a record level: EBITDA[3] of $9 billion, up $1.9 billion. Net debt down 39% to $5 billion.
- $6.7 billion project pipeline: New projects totalling $3.8 billion approved:-
  - **Coal** ($919 million): Dawson, Lake Lindsay, Mafube
  - **Platinum** ($1 billion): Mototolo JV, Marikana JV, Potgietersrust
  - **Diamonds** ($718 million): Snap Lake, Victor, Voorspoed, South African Sea Areas
  - **Ferrous Metals** ($559 million): Sishen Expansion
  - **Gold** ($432 million): Boddington
- Normal dividends up 29% to 90 cents. Special dividend of 33 cents per share.

Strategic Review – update

- Mondi to be listed on the London Stock Exchange in 2006/7.
- Holding in AngloGold Ashanti to be reduced – separate announcement issued today.
- Tarmac strategic review underway – first phase completed with businesses in Germany, Hong Kong and UK concrete paving identified for disposal.
- Highveld Steel sale process progressing; Tongaat-Hulett to unbundle and list Hulett Aluminium.
- $1 billion capital return increased to $1.5 billion – $1 billion buyback in 2006 and $0.5 billion special dividend.

HIGHLIGHTS FOR THE YEAR TO 31 DECEMBER 2005 *US$ million, except per share amounts*	Year ended 31.12.05	Year ended 31.12.04	% change
Group revenue including associates[4]	**34,472**	31,938	7.9%
Operating profit including associates before special items and remeasurements[2]	**6,376**	4,697	35.7%
Profit for the year attributable to equity shareholders	**3,521**	3,501	0.6%
Underlying earnings for the year[1]	**3,736**	2,684	39.2%
EBITDA[3]	**8,959**	7,031	27.4%
Net cash inflows from operating activities	**6,781**	5,187	30.7%
Earnings per share (US$):			
Basic earnings per share	**2.43**	2.44	(0.4)%
Underlying earnings per share	**2.58**	1.87	38.0%
Interim dividend (US cents per share)	**28**	19	47.4%
Recommended final dividend	**62**	51	21.6%
Recommended special dividend	**33**	-	-
Total dividends	**123**	70	75.7%

[1] See note 7 to the financial information for basis of calculation of underlying earnings.
[2] Operating profit includes share of associates' operating profit (before share of associates' tax and finance charges) and is before special items and remeasurements, unless otherwise stated. See note 1 to the financial information. For definition of special items and remeasurements see note 4 to the financial information.
[3] EBITDA is operating profit before special items and remeasurements plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations and to total profit from operations and associates in note 11 to the financial information.
[4] Includes the Group's share of associates' turnover of $5,038 million (2004: $5,670 million). See note 1 to the financial information.

Tony Trahar, Chief Executive, said:

"The Group achieved record results for 2005, with a 39% increase in underlying earnings to $3.7 billion. Many of our businesses achieved record levels of production as buoyant market conditions continued throughout the year. Coal, copper, zinc, platinum, iron ore and vanadium prices hit new levels as China once again proved to be the chief driver of global growth, with the US economy showing its resilience and signs of a long-awaited recovery emerging in Japan.

It is particularly pleasing to note that, in what was a very challenging cost environment, we achieved record cost savings and efficiency improvements of $730 million, a 32% increase on 2004.

Our continued strong cash generation, with EBITDA at $9 billion, enables us to fund internally one of the strongest organic growth pipelines in the industry, as well as giving us the capacity to return excess cash to shareholders. $1.5 billion in the form of a $1 billion buyback and a $500 million special dividend will be returned in 2006. The capital structure will be reviewed regularly in light of market conditions, operating cash flows and progress on strategic delivery and capital projects.

Across our mining portfolio we have a $6.7 billion approved project pipeline underway, and other projects that are being considered, as well as significant exploration prospects. Some $3.8 billion worth of new projects, including major expansions in our coal, iron ore, platinum and diamond businesses have been approved. The $516 million Lake Lindsay project in Australia will contribute substantially to increasing Anglo Coal's metallurgical coal capacity by around 50% over the next three years. The $559 million Sishen iron ore expansion in South Africa was also approved during the year and will raise annual production from 31 to 41 million tonnes by 2009, whilst De Beers is spending $1.6 billion on expanding diamond production. Having previously approved the $230 million Potgietersrust replacement project, Anglo Platinum is in the final stages of approving the $692 million Potgietersrust expansion project. In addition, the Group is considering further major projects with an estimated potential cost of around $15 billion.

In terms of our strategic review, we have embarked on a series of initiatives with the aim of further focusing the business on our core mining portfolio and, in the process, simplifying the structure and enhancing returns and shareholder value.

In regard to the main elements of the strategic review, we have made further progress since our announcement in October last year. In summary, we have decided to list Mondi on the London Stock Exchange in 2006/7. The first phase of Tarmac's strategic review has been completed with businesses in Germany, Hong Kong and UK concrete paving identified for disposal. As previously announced, we intend to reduce our shareholding in AngloGold Ashanti and we are progressing the sale of Highveld. Tongaat-Hulett has recently announced that it intends to unbundle and list its aluminium business, Hulett Aluminium.

The outlook for the global economy is encouraging, with leading indicators showing signs of continuing global growth and strong underlying demand for our products. If prices and demand continue at or near current levels, the Group should have another strong year.

Every effort will be made to contain cost increases and improve efficiencies against a background of exceptional inflationary pressures in the mining sector.

The Group has real momentum, as evidenced by its performance in 2005. We expect to make significant progress on delivering our recently announced strategy while at the same time pursuing our strong organic project pipeline and looking for further growth and acquisition opportunities."

Review of 2005

Underlying earnings per share for the year increased to $2.58 per share, an increase of 38% compared with 2004. Underlying earnings totalled $3.7 billion, with record contributions from Base Metals, Ferrous Metals and Industries and Coal, as well as a significant increase in contributions from Platinum and De Beers. Paper and Packaging and Industrial Minerals recorded lower contributions owing to tough market conditions.

AngloGold Ashanti recorded a lower contribution mainly due to an increase in net interest costs as well as the impact of stronger operating cost currencies, inflation and lower grades during 2005.

Profit for the year attributable to equity shareholders after special items and remeasurements, increased by 0.6% to $3.5 billion. This increase was despite a reduction in net profit on disposals which, including associates was $840 million higher in 2004, with the $464 million profit on the sale of the Group's interest in Gold Fields and the $415 million gain on the deemed disposal of AngloGold at the time of the merger with Ashanti.

Anglo American's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average strengthened against the US dollar compared with the prior year, with an average exchange rate of R6.37 compared with R6.44 in 2004. Currency movements negatively impacted underlying earnings by $88 million. Operating results were impacted by stronger average rates for the rand, Chilean peso, Australian dollar and European currencies, although this was partially offset by the positive impact on monetary assets and liabilities of the weaker closing rand rate. There was a positive impact of increased prices amounting to $2.2 billion.

Base Metals reported record operating profit[1] of $1.68 billion (26% of Anglo American's total operating profit), an increase of 32% over the prior year, due to record production of nickel, zinc, niobium and zircon and significantly higher prices.

Ferrous Metals and Industries operating profit reached a record level of $1.46 billion (23% of Anglo American's total), up 64% as a result of higher iron ore and vanadium prices and generally higher volumes.

Coal recorded its highest ever operating profit contribution of $1 billion, an increase of 105% on 2004 (16% of Anglo American's total) due to improved export coal prices and increased production.

Platinum reported operating profit of $854 million, a 59% increase over 2004 (13% of Anglo American's total), mainly as a result of higher US dollar prices realised on metals sold and increased sales volumes.

Diamonds recorded attributable operating profit of $583 million (9% of Anglo American's total), 2% higher than 2004, despite the lower effective shareholding in 2005.

Paper and Packaging reported a 13% decline in operating profit to $495 million (8% of Anglo American's total), reflecting difficult trading conditions in key markets. Performance was underpinned by $223 million in cost savings and profit improvement initiatives.

Industrial Minerals reported operating profit of $370 million (6% of Anglo American's total), 12% lower than 2004, due to challenging UK market conditions, higher energy costs and currency exchange impact at Copebrás.

Gold achieved operating profit of $332 million (5% of Anglo American's total), 12% higher than 2004, mainly due to the higher average gold price received for the year – cash costs were well controlled.

Challenging cost environment

2005 was a particularly challenging year for the mining industry with regard to cost containment. Price escalations in excess of inflation over a range of inputs from tyres to fuel, to steel and contractors, exerted material pressure on running costs and capital expenditure.

Despite this, the Group managed to contain overall cost increases with cost and efficiency savings of $730 million, up 32% on the prior year.

[1] All references to operating profit in this section refer to operating profit including associates' operating profit and is before special items and remeasurements.

Disposals with enterprise value of $1.1 billion

As part of the ongoing strategy of optimising the Group's asset base, a number of disposals were made during 2005. The sales of Boart Longyear's subsidiary, Wendt, and the remaining Boart Longyear Group were concluded in March and July respectively for a combined enterprise value of $635 million.

Highveld Steel sold its stainless steel investments, Acerinox and Columbus, for an attributable enterprise value of $136 million.

Anglo American and BHP Billiton sold their respective 40% and 60% shareholdings in Samancor Chrome in June for a combined enterprise value of $469 million.

In July, Kumba's local partner in the Hope Downs iron ore project in Australia exercised an option to acquire Kumba's interest in the project, resulting in a $176 million pre-tax settlement.

Dividends and Capital Returns to Shareholders

The strong financial position of the Group affords it the opportunity to return $1.5 billion of cash in 2006 in the form of a $1 billion buyback and a $500 million special dividend, equivalent to 33 cents per share. This is before taking into account capital proceeds that will arise as a result of the Group's decision to dispose of a number of interests, as outlined in its Strategic Review announcement in October 2005.

In line with the Group's progressive dividend policy, the final dividend has been raised 22% to 62 cents per share, plus a special dividend of 33 cents per share, to be paid together on 3 May 2006. Total dividends for the year, including the special dividend, amount to 123 cents per share.

The capital structure will be reviewed regularly in light of market conditions, operating cash flows and progress on strategic delivery and capital projects.

Growth and projects

Anglo American has one of the strongest growth profiles in the mining industry. Across our mining portfolio we have a broad suite of projects in progress, with others under consideration, as well as significant exploration prospects.

Recent projects completed
In Chile, the $47 million Collahuasi molybdenum plant was commissioned ahead of schedule and under budget and entered production in November. The $21 million Chagres de-bottlenecking project, which increases production capacity from 162,000 to 184,000 tonnes per annum, was successfully completed in the fourth quarter of 2005. The Black Mountain Deeps project in South Africa was substantially completed during 2005 and production ramp-up is well advanced. Skorpion Zinc in Namibia has consistently achieved design capacity since May.

The $65 million Isibonelo coal mine commenced production on time and on budget and is expected to produce five million tonnes per annum of thermal coal when it reaches full production during 2006. The Kleinkopje expansion project was also completed during 2005.

Ramp up of production at the Buxton cement plant exceeded expectations, averaging 97.5% of design capacity during the year.

The $174 million upgrade at Mondi Business Paper's Merebank paper mill in South Africa was successfully commissioned during October with annual production of uncoated woodfree paper set to increase by approximately 277,000 tonnes to 536,000 tonnes by 2007.

Projects approved / under review

The group has approved $3.8 billion of new projects during 2005 and the beginning of 2006, bringing its total approved project pipeline, net of completions during the year, to $6.7 billion.

Anglo Coal has a substantial near-term approved project portfolio spread across Australia, South Africa and South America. In Australia, the $516 million Lake Lindsay metallurgical coal project was approved during the year and construction commenced on the $835 million Dawson project. Anglo Coal's metallurgical coal capacity will be increased by around 50% over the next three years. Subject to regulatory clearances, the $132 million Mafube coal project in South Africa will increase thermal coal production by 2.5 million tonnes from 2008.

At Cerrejón in Colombia, a $280 million two-phase expansion has been approved to increase production to 32 million tonnes per annum. A pre feasibility study is currently underway to investigate additional expansion beyond this.

In China, the Group has a 60% interest in the Xiwan open-cut coal mine, where the feasibility of a large coal-to-chemicals project is being investigated with a number of partners. In 2005, Anglo American invested $153 million in the Initial Public Offering of China Shenhua Energy Company Limited, the largest coal producer in China and the fifth largest in the world, and looks forward to a mutually beneficial strategic alliance with the company. In February 2006, it was announced that Anglo Coal had entered into a joint venture to develop coking coal properties in British Columbia, Canada. Work continues on the feasibility study for Monash, a fuel from brown coal project, in Australia.

In Base Metals, the Group has the potential to significantly increase copper production over the next few years. The $80 million El Soldado pit extension project remains on schedule and within budget. The Los Bronces feasibility study, to examine a possible doubling of production, will be completed early in 2007, while a significant de-bottlenecking opportunity, that has the potential to increase production at a relatively low capital cost, is currently under evaluation at Collahuasi.

The feasibility study for the $1 billion Barro Alto nickel project (33,000 tonnes per annum) in Brazil is well advanced and board approval is likely to be sought later this year. Namakwa Sands' $43 million project to increase output of rutile by 26% and high margin zircon by approximately 20%, commencing from 2008, is under way.

As demand for platinum group metals rises, Anglo Platinum expects to increase production from 2.45 million ounces in 2005 to between 2.7 and 2.8 million ounces in 2006. Beyond 2006, the company plans to increase platinum output by around 5% a year. During 2005, Anglo Platinum announced the $18 million Marikana joint venture and the $100 million Mototolo joint venture. Anglo Platinum approved mining replacement projects totalling $770 million including the $230 million Potgietersrust replacement project, and is in the final stages of approving the $692 million Potgietersrust expansion which will bring on 230,000 ounces of additional platinum production in 2009.

The $559 million Sishen iron ore expansion in South Africa was approved in March and will raise annual production from 31 million tonnes to 41 million tonnes by 2009. Construction started in mid 2005, with production ramp-up to commence by mid 2007. The Group has further iron ore expansion opportunities through projects at Sishen South, where an investment decision is likely in the first half of 2006, and at Faleme in Senegal. This could see annual iron ore production more than double from the current level.

De Beers gave the go-ahead for the $513 million Snap Lake project and in November approval was given to develop the $791 million Victor diamond deposit, both located in Canada. In South Africa, approval has been given for the re-opening of the $177 million Voorspoed mine, while $115 million has been allocated to the South African Sea Areas marine mining project.

Mondi is considering a one million tonne softwood pulp expansion at Syktyvkar in north west Russia at a capital cost of around $1.5 billion, to meet growing worldwide pulp demand, driven mainly by China.

Tarmac has several growth and expansion programmes under way to enhance market penetration in key regional markets, mainly in central and eastern Europe.

Strategic Review Update

In October 2005, the Group announced the outcome of its strategic review which represents a further chapter in Anglo American's ongoing strategic development over the past six years. The Group's aim is to focus further on its core mining portfolio and in the process simplify its structure and enhance returns and shareholder value.

- Anglo American has successfully grown Mondi to create one of Europe's largest and most successful paper and packaging groups. Anglo American recognises that there are only limited synergies with its mining portfolio and therefore, a decision has been taken to list Mondi on the London Stock Exchange in 2006/7. In the meantime, Anglo American will continue to support Mondi's growth opportunities as they arise.

- The decision to reduce the Group's shareholding in AngloGold Ashanti relates to the higher relative valuations investors attribute to pure-play gold mining stocks, rather than as part of the make-up of a diversified mining group. Anglo American is considering a number of options to effect the reduction. Attention is drawn to the separate announcement issued today.

- In the case of Tarmac, the considerably strengthened management team is in the process of undertaking a review of its business with the aim of improving returns on capital invested by turning around, restructuring or divesting underperforming parts of the portfolio while continuing to grow its core businesses. Since the year end, the first phase of the review has been completed with businesses in Germany, Hong Kong and UK concrete paving identified for disposal. Tarmac has also made three acquisitions in its aggregates business in the UK, Poland and, in early 2006, Romania.

- The Group is also progressing well with the remainder of its industries portfolio. Boart Longyear and Samancor Chrome were sold during 2005 and the disposal of the Group's 79% shareholding in Highveld Steel is progressing. Tongaat-Hulett has recently announced that it intends to unbundle and list its aluminium business, Hulett Aluminium and simultaneously introduce Black Economic Empowerment equity participation in both Tongaat-Hulett and Hulett Aluminium.

- The Group has approved significant platinum expansion projects and negotiations for a further platinum empowerment transaction have commenced.

Outlook

The outlook for the global economy is encouraging, with leading indicators showing signs of continuing global growth and strong underlying demand for the Group's products. If prices and demand continue at or near current levels, the Group should have another strong year.

Every effort will be made to contain cost increases and improve efficiencies against a background of exceptional inflationary pressures in the mining sector.

The Group has real momentum, as evidenced by its performance in 2005. Anglo American expects to make significant progress on delivering its recently announced strategy while at the same time pursuing its strong organic project pipeline and looking for further growth and acquisition opportunities.

For further information:

Investor Relations

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Relations

Kate Aindow
Tel: +44 207 968 8619

Daniel Ngwepe
Tel: +44 207 968 2267

Webcast of presentation:
A live webcast of the annual results presentation starting at 10.00am UK time on 22nd February can be accessed through the Anglo American website at www.angloamerican.co.uk.

View interview with CEO:
An interview with Tony Trahar in video and text is available on: www.angloamerican.co.uk and on www.cantos.com

Pictures:
High resolution images can be downloaded by the media at www.vismedia.co.uk

Notes to Editors:
Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated; special items and remeasurements are defined in note 4 and underlying earnings are calculated as set out in note 7 to the financial information. EBITDA is operating profit before special items and remeasurements plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations and to total profit from operations and associates in note 11 to the financial information.

Financial review of Group results

Underlying earnings per share for the year increased to $2.58 per share, an increase of 38% compared with 2004. Underlying earnings totalled $3,736 million, with strong contributions from Base Metals, Ferrous Metals and Industries and Coal as well as a significant increase in contributions from Platinum and De Beers. Paper and Packaging and Industrial Minerals recorded lower contributions owing to tough market conditions. AngloGold Ashanti recorded a lower contribution mainly due to increased net interest costs as well as higher inflation, stronger operating cost currencies and lower grades.

Underlying earnings $ million	**Year ended 31 Dec 2005**	Year ended 31 Dec 2004
Profit for the financial year attributable to equity shareholders	3,521	3,501
Operating special items including associates	323	92
Operating remeasurements including associates	317	-
Net profit on disposals including associates	(185)	(1,025)
Finance remeasurements:		
Fair value loss on convertible option	32	-
Exchange (gain)/loss on De Beers preference shares	(72)	112
Unrealised gains on non-hedge derivatives including associates	(2)	-
Tax on special items and remeasurements including associates	(15)	2
Related minority interests on special items and remeasurements	(183)	2
Underlying earnings	**3,736**	**2,684**
Underlying earnings per share ($)	**2.58**	**1.87**

Profit for the year after special items and remeasurements increased by 0.6% to $3,521 million compared with $3,501 million in the prior year. This increase was despite a reduction in net profit on disposals which, including associates, was $840 million higher in 2004, with the $464 million profit on the sale of the Group's interest in Gold Fields and the $415 million gain on the deemed disposal of AngloGold at the time of the merger with Ashanti.

Summary income statement $ million	**Year ended 31 Dec 2005**	Year ended 31 Dec 2004
Operating profit before special items and remeasurements	5,344	3,641
Special items	(186)	25
Operating remeasurements	(301)	-
Group operating profit before associates	4,857	3,666
Net profit on disposals	87	1,015
Net income from associates [(1)]	657	550
Profit before finance costs	5,601	5,231
Net finance costs before remeasurements	(428)	(255)
Remeasurement finance income/(cost)	35	(112)
Profit before tax	5,208	4,864
Tax	(1,275)	(923)
Profit after tax	3,933	3,941
Minority interests	(412)	(440)
Profit for the financial period attributable to equity shareholders	3,521	3,501
Earnings per share ($)	2.43	2.44
Group operating profit including associates before special items and remeasurements	6,376	4,697
(1) Operating profit from associates	1,032	1,056
Operating special items and remeasurements[(2)]	(153)	(117)
Net profit on disposals[(2)]	98	10
Other special items and remeasurements[(2)]	7	-
Net finance costs (before remeasurements)	(51)	(100)
Income tax expense (after special items and remeasurements)	(274)	(280)
Underlying minority interest (after special items and remeasurements)	(2)	(19)
Net income from associates	657	550

[(2)] See note 4 to the financial information

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average strengthened against the US dollar compared with the prior year, with an average exchange rate of R6.37 compared with R6.44 in 2004. Currency movements negatively impacted underlying earnings by $88 million. Operating results were impacted by stronger average rates for the rand, the Chilean peso, Australian dollar and European currencies although this was partially offset by the positive impact on monetary assets and liabilities of the weaker closing rand rate. There was a significant positive impact of increased prices amounting to $2.2 billion.

Special items and remeasurement charges

Operating special items and remeasurements, including associates, amounted to $640 million with operating special charges of $323 million and operating remeasurements of $317 million.

Operating special charges in respect of impairments, restructurings and mine and operation closures amounted to $210 million, including a $31 million loss on the closure of Ergo and a $38 million impairment of Bibiani in AngloGold Ashanti and impairment and restructuring of Corrugated assets and goodwill of $77 million in Paper and Packaging. Operating special charges also included $113 million for the Group's share of a legal provision in respect of its associate De Beers.

Operating remeasurements, including associates, of $317 million includes $286 million of unrealised losses on non-hedge commodity derivatives at AngloGold Ashanti (2004: nil as IAS 39 did not apply). The loss in the current year relates to the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates and interest rates and impacts AngloGold Ashanti's current year earnings due to the full adoption of IAS 32 and 39 in 2005.

Net profit on sale of operations, including associates, amounted to $185 million. This included a $52 million profit on sale of Samancor Chrome, $25 million profit on sale of Acerinox, $21 million profit on disposal of Boart Longyear and $21m profit on disposal of Wendt. There was also a $27 million profit on formation of the Marikana joint venture by Anglo Platinum. These were partially offset by a $57 million loss on disposal of Hope Downs.

Financing remeasurements, including associates, include a $32 million fair value loss on the AngloGold Ashanti convertible bond option, unrealised gains of $2 million on non-hedge derivatives and a $72 million foreign exchange gain on De Beers dollar preference shares held by a rand denominated entity.

The option component of the AngloGold Ashanti convertible bond is fair valued at each reporting period and held as a liability. Changes in fair value of the liability are taken to the income statement.

As a result of the adoption of IAS 21 and 28, the US dollar preference shares held by De Beers (a Rand functional currency entity) have been reclassified as "financial asset investments" and are retranslated at each period end. The resulting Rand:US dollar foreign exchange gains and losses are reported through the income statement as a remeasurement charge. A currency gain of $72 million has been recorded for the year ended 31 December 2005 (2004: loss of $112 million).

Net finance costs

Net finance costs excluding finance remeasurement income of $35 million (2004: loss of $112 million) increased from $255 million in 2004 to $428 million. The increase reflects lower investment income due to the sale of certain investments over the last two years.

Taxation

The effective rate of taxation including share of associates' tax before special items was 26.5 %. This was a decrease from the effective rate including share of associates' tax of 27.7% in 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $187 million reduction in deferred tax, most of the benefit of which was taken in the first half of 2005. Without this one-off benefit the effective tax rate for the

period would have been 29.7%. In future periods it is expected that the effective tax rate, adjusted for associates' tax, will remain at or above the current levels.

Balance sheet
Total shareholders' equity was $23,621 million compared with $23,125 million as at 31 December 2004.

Net debt was $4,993 million, a decrease of $3,250 million from 31 December 2004. The reduction was principally due to reduction of debt using cash flows from operations and disposals. Net debt at 31 December 2005 comprised $8,439 million of debt, offset by $3,446 million of cash, cash equivalents and current financial asset investments. Net debt to total capital[1] as at 31 December 2005 was 17.0%, compared with 25.4% at 31 December 2004.

Cash flow
Net cash inflows from operating activities were $6,781 million compared with $5,187 million in 2004. EBITDA was $8,959 million, a substantial increase of 27% from $7,031 million in 2004. Depreciation increased by $334 million to $2,441 million.

Acquisitions expenditure accounted for an outflow of $530 million compared with $1,243 million in 2004. This included $153 million in respect of the Group's investment in the Initial Public Offering of China Shenhua Energy Company Limited.

Income from disposals totalled $677 million, with proceeds on the sale of Acerinox and Columbus of $173 million (with a further $21 million remitted by associates) and $445 million on the disposal of Boart and Wendt. Proceeds remitted by associates in respect of disposals included $83 million for the sale of Samancor Chrome.

Repayment of loans and capital from associates amounted to $370 million. Purchases of tangible fixed assets amounted to $3,306 million, an increase of $140 million. Increased capital expenditure by AngloGold Ashanti, Coal and Ferrous Metals and Industries was partially offset by a reduction in capital expenditure at Platinum, Base Metals, Industrial Minerals and Paper and Packaging.

[1] Total capital is the sum of net assets and net debt less investment in associates

Operations Review

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated. Capital expenditure relates to cash expenditure on fixed assets.

BASE METALS

$ million	Year ended 31.12.05	Year ended 31.12.04
Operating profit	**1,678**	1,276
Copper	**1,381**	1,048
Nickel, Niobium, Mineral Sands	**249**	224
Zinc	**102**	38
Other	**(54)**	(34)
EBITDA	**1,990**	1,625
Net operating assets	**4,785**	4,952
Capital expenditure	**271**	367
Share of Group operating profit (%)	**26%**	27%
Share of Group net operating assets (%)	**13%**	13%

Base Metals generated its highest ever operating profit of $1,678 million (2004: $1,276 million) on the back of record production of nickel, zinc, niobium, zircon and rutile from ongoing operations, with significantly higher metal prices. Controllable costs were well contained. However, margins at all operations came under pressure from significant rises in the costs of energy and most key consumables, as well as higher freight rates, treatment and refining charges in the copper market and increased zinc smelter price participation. The strength of the Chilean, South African and Brazilian currencies against the US dollar also adversely impacted operating profit.

Markets

Average Prices (c/lb)	2005	2004
Copper	**167**	130
Nickel	**668**	628
Zinc	**63**	48
Lead	**44**	40

Average base metal prices in 2005 exceeded the most optimistic of expectations. Notwithstanding reasonable GDP growth, notably in China and the US, slower industrial production and manufacturing growth precipitated destocking which, when combined with price-induced substitution and increased scrap usage, resulted in only a modest increase in metal demand. Offsetting this was a muted mine supply-side response to higher prices, especially in the case of copper where unexpected supply disruptions led to output being some 1 million tonnes lower than forecast. Substantial speculative investment inflows were a significant feature of the market in 2005.

Operating performance

Copper Division	2005	2004
Operating Profit ($'m)	**1,381**	1,048
Attributable Production ('000 tonnes)	**635**	766

Attributable copper production decreased by 74,300 tonnes due to the disposal of Hudson Bay. Mantoverde increased output by 3% to 62,000 tonnes, reflecting higher treatment rates. Production at Mantos Blancos declined by 8% to 87,700 tonnes, as a result of a planned reduction in dump leach treatment rates and grades. Los Bronces (227,300 tonnes) and El Soldado (66,500 tonnes) also experienced small reductions in production owing to lower grades. Attributable production from Collahuasi was 187,900 tonnes (2004: 211,600 tonnes). This

was mainly due to lower sulphide mill throughput following outages of the ore conveyor and SAG mill No. 3, and lower sulphide ore grades after an earthquake and pit wall failures necessitated a rescheduling of the mine plan.

The $80 million El Soldado pit extension project remains on schedule and within budget. The $21 million Chagres de-bottlenecking project, which increases production capacity from 162,000 to 184,000 tonnes per annum (tpa) of anode/blister from 2006, was successfully completed. The $47 million Collahuasi molybdenum plant was completed under budget and ahead of time and will produce between 5,000 and 8,000 tpa of molybdenum, dependent on grade. It entered production in November 2005 and is expected to pay back its initial investment within the first six months. Los Bronces is scheduled to complete a feasibility study into a possible doubling of production, due for completion in 2007, while a significant de-bottlenecking opportunity is currently under evaluation at Collahuasi.

In May 2005 the final tranche of the Disputada purchase was paid, bringing the total acquisition cost to $1,395 million. In the period from 2003 to 2005 Disputada generated an EBITDA of $1,648 million.

Nickel, Niobium & Mineral Sands Division	**2005**	2004
Operating Profit ($'m)	**249**	224
Attributable Nickel Production ('000 tonnes)	**27**	24

Production at Loma de Níquel was marginally down for the year, although output at Codemin rose to 9,600 tonnes (2004: 6,500 tonnes) following the successful completion, within budget and on time, of the Codemin 2 project. After successful commissioning of the scalping project, niobium production rose 14% to 4,000 tonnes. Improved mineral recoveries resulted in a 23% increase in rutile and an 8% rise in zircon production at Namakwa Sands.

The feasibility study for the 33,000 tpa Barro Alto nickel project is well advanced and board approval is likely to be sought later this year. Namakwa Sands' $43 million project to increase output of rutile by 26% and high margin zircon by approximately 20% commencing from 2008 is underway.

Zinc Division	**2005**	2004
Operating Profit ($'m)	**102**	38
Attributable Zinc Production ('000 tonnes)	**324**	411
Attributable Lead Production ('000 tonnes)	**63**	55

Attributable zinc production decreased by 107,000 tonnes due to the disposal of Hudson Bay. Skorpion has consistently achieved design capacity since May, following a fire in the tankhouse in February that interrupted ramp-up. Production for the year increased 11% to 132,800 tonnes. Improved performance of the new backfill plant at Lisheen allowed secondary mining to commence, resulting in higher head grades and production of zinc (159,300 tonnes) and lead (20,800 tonnes) (2004: 156,300 tonnes and 17,200 tonnes respectively). The Black Mountain Deeps project was substantially completed, with finalisation of the development of the Deeps mine and the ramping up of production now well advanced. With increased access to the Deeps orebody, mining flexibility began to improve and zinc and lead grades rose materially, yielding 32,100 tonnes of zinc and 42,200 tonnes of lead representing increases of 14% and 13% respectively.

Outlook

The outlook for 2006 is good, with strong demand and constrained production increases across the industry. Cost pressures are expected to remain intense as the entire supply chain to the industry operates at, or close to, capacity. However, the current consensus is one of relatively strong global growth and a weaker US dollar, as structural issues resurface and US interest rates approach their peak. Metal inventories are low (in the case of copper and nickel) or tightening (in respect of zinc). With the possible exception of zinc, however, and in the absence of further supply-side disruptions, base metal markets seem likely to move into a small surplus during 2006 on the back of increased primary production, substitution and scrap usage. Fluctuating levels of fund interest in the sector may, however, influence short-term price movements to a greater extent than fundamentals.

FERROUS METALS AND INDUSTRIES

$ million	Year ended 31.12.05	Year ended 31.12.04
Operating profit	**1,456**	887
Kumba	**568**	203
Highveld Steel	**436**	169
Scaw Metals	**121**	85
Samancor Group	**144**	241
Tongaat-Hulett	**131**	69
Boart Longyear	**67**	72
Terra	**-**	55
Other	**(11)**	(7)
EBITDA	**1,779**	1,231
Net operating assets	**4,439**	5,302
Capital expenditure	**373**	284
Share of Group operating profit (%)	**23%**	19%
Share of Group net operating assets (%)	**12%**	14%

Ferrous Metals and Industries' operating profit reached a record $1,456 million, up 64% on 2004. This was as a result of substantially higher prices for iron ore and vanadium, generally higher volumes and increased cost savings, partially offset by the strong rand and lower manganese alloy prices.

Markets
Global crude steel production for 2005 was 1,129 million tonnes (Mt), an increase of 5.9% over 2004. China's share of world output increased from 26.3% in 2004 to 30.9% in 2005, making it the largest global producer. The global iron ore market continues its very strong trend, with prices forecast to rise further in 2006. Demand for vanadium weakened in the second half of 2005. Ferrovanadium prices, although off their mid-2005 record highs, are still averaging over $38/kgV. Manganese ore prices softened in the second half in response to weakening demand as manganese alloy margins came under pressure.

Strategic review
Significant progress in restructuring the division was made during 2005, with further asset disposals for a total attributable enterprise value for Anglo American of $1,029 million. In January and May, Highveld sold its stainless steel investments in Acerinox and Columbus for an attributable enterprise value of $136 million. The sales of Boart Longyear's subsidiary, Wendt, and the remaining Boart Longyear group were concluded in March and July respectively for a combined enterprise value of $635 million. Anglo American and BHP Billiton sold their respective 40% and 60% shareholdings in Samancor Chrome in June for a combined enterprise value of $469 million. Samancor also disposed of half its shareholding in Acerinox, as well as other interests, for a combined enterprise value of $149 million. The sale of ferrochrome producer Zimbabwe Alloys for an enterprise value of $10 million was completed in September. In October, Anglo American announced its decision to seek to dispose of its shareholding in Highveld. Tongaat-Hulett recently announced that it intends to unbundle and separately list its aluminium business, Hulett Aluminium and simultaneously introduce Black Economic Empowerment participation in both Tongaat-Hulett and Hulett Aluminium.

Operating performance
Kumba achieved an operating profit of $568 million (2004: $203 million). The impact of stronger commodity prices and higher sales volumes, together with solid operational performances and the benefits of its business improvement programme were partially offset by the strong rand. With effect from the second quarter, Kumba benefited from the international annual dollar-denominated benchmark price increase of 71.5%. Production of iron ore was 31 Mt, of which 71% was exported. In March, Kumba announced the approval of a major expansion project at its Sishen iron ore mine in South Africa. This will increase production by 10 million tonnes per annum (Mtpa) to 41 Mtpa by 2009. Construction started in mid-2005, with production ramp-up to commence by mid-2007.

In July, Kumba's local partner in the Hope Downs iron ore project in Australia exercised an option to acquire Kumba's interest in the project, resulting in a $176 million pre-tax settlement. Kumba announced a major restructuring of its operations in October. As part of this black economic empowerment transaction, Kumba's iron ore assets are to be partially unbundled to Kumba shareholders and two separate listed entities – Kumba Iron Ore and Newco – will be established. Following the transaction, Anglo American will own 66% of Kumba Iron Ore and 17% of Newco, of which 10% will be a long-term holding.

Highveld Steel had a record year, with an operating profit of $436 million (2004: $169 million). This was largely due to significantly higher vanadium prices, relatively strong sales into the South African steel market and cost-saving initiatives. Ferrovanadium prices averaged $66/kgV in 2005, up threefold on 2004.

Scaw also produced record results, with operating profit rising to $121 million (2004: $85 million). Strong demand for cast and forged products, particularly in the second half, offset a weaker performance from rolled products. Cost savings also contributed to the higher earnings.

The attributable share of Samancor's operating profit amounted to $144 million (2004: $241 million). Samancor's manganese operations were affected by reduced sales volumes and substantially lower alloy prices, while Samancor Chrome only contributed for the first six months.

Boart Longyear's operating profit was $67 million (2004: $72 million), representing a seven-month contribution until its effective sale date at the end of July.

Tongaat-Hulett's operating profit increased to $131 million (2004: $69 million). Hulett Aluminium grew its rolled products volumes by 20% to 173,000 tonnes and reduced unit conversion costs. Earnings from Tongaat-Hulett Sugar increased as a result of higher South African and export sales volumes and a better world sugar price. African Products continued its profit recovery, with an increase in sales volumes and lower maize costs. Moreland Properties continued to accelerate its development pace, with strong contributions across its portfolios.

Outlook

Global iron ore demand should be maintained in the coming year. Market consensus is that iron ore prices should rise by 10% to 20% in 2006. The outlook for vanadium remains positive but the price levels seen in 2005 are not expected to be repeated in 2006. Manganese alloy markets are expected to strengthen. Prospects for continued real growth in global steel demand remain positive in 2006, with the strongest growth again expected to come from China. Increasing raw material and energy costs will, however, present major challenges to steel producers.

COAL

$ million	**Year ended 31.12.05**	Year ended 31.12.04
Operating profit	**1,019**	497
South Africa	**463**	252
Australia	**316**	78
South America	**240**	167
EBITDA	**1,243**	687
Net operating assets	**2,244**	2,303
Capital expenditure	**331**	218
Share of Group operating profit (%)	**16%**	11%
Share of Group net operating assets (%)	**6%**	6%

Anglo Coal lifted operating profit by 105% to a record $1,019 million. The increase was attributable to improved export prices realised during the year and a 4% rise in production to 93 million tonnes. South Africa, Australia and South America contributed 45%, 31% and 24%, respectively, to operating profit.

Markets
During the year, global demand and supply fundamentals for coal were reasonably well balanced, driven by generally strong world economic activity and continued robust commodity demand from the steel and power sectors, led by China. Domestic demand in China for thermal coal remained firm and so capped that country's export volumes. Indonesian supplies grew sufficiently to make it the largest thermal coal exporter in the world. However, the impact of supply growth was moderated to some extent by infrastructure constraints or operating problems in several other regions of the world.

Metallurgical prices remained firm, particularly for hard coking coals, but there was a softening of prices towards year end for semi-soft coking and pulverised coal injection (PCI) coals. Thermal coal prices moved down from 2004 peak levels as the year progressed, but were significantly ahead, on average, of the previous year's prices. Thermal coal markets remain volatile, moving quickly – particularly in Europe – in response to fluctuations in the price of competing fuels.

The introduction of the European Union Emissions Trading Scheme (EU ETS) had a tangible effect on the thermal coal market during 2005, as the cost of CO_2 emissions now features in the determination of power-generating margins when using all fossil fuels. Nevertheless, the EU ETS allowance provisions in individual countries, coupled with high alternative fuel prices, have permitted coal to maintain a competitive position as a critical power generation fuel.

Operating performance
Operating profit for South African sourced coal, at $463 million, was 84% higher than for the previous year. Export prices were 35% up on those for 2004. Production rose by 4% to 56.9 million tonnes following the start-up of the Isibonelo mine in July and a general improvement in production at the other mines. Most notable was the excellent performance of Goedehoop mine, despite its having to recover from an underground fire. Total sales of 56.8 million tonnes were also 4% higher, due to the rise in production, supported by improved performance by the rail utility, Spoornet, and continued growth in local electricity demand.

Operating profit for the Australian operations climbed by 305% to $316 million. Higher prices for all types of coal, particularly metallurgical coal, contributed strongly to the result, as did an overall production volume increase of 0.5 million tonnes to 26.1 million tonnes. This increase in production was mainly a result of improved performance at Moranbah North, where a solid operational perfomance resulted in a 205% increase in production. Production at Dartbrook was restricted by difficult geological conditions. Strong demand across the industry for key resouces created contractor and equipment availability shortfalls that limited production at some sites, and resulted in increased costs for both directly price linked costs, such as royalties and fuel, and other key inputs including labour and consumables at all operations.

In South America, operating profit was up by 44% to $240 million, on the back of coal price increases and a 5% increase in production volume to 10.1 million tonnes. These gains were counteracted in part by increases in operating costs caused by rising fuel prices, royalties, and the strengthening of the Colombian peso and Venezuelan bolivar against the US dollar. Operations were also affected by higher than expected rainfall during the year.

In Australia, capital expenditure for the year was 36% higher at $185 million, mainly as a result of the ramp-up of the $835 million Dawson expansion project and the $151 million Grasstree project, which is planned to start production during the second half of 2006. The feasibility study for the $516 million Lake Lindsay project was completed and the project started in early 2006.

In South Africa, the Isibonelo and Kleinkopje expansion projects, both of which were completed during the year, represented the main items of capital expenditure. Feasibility studies are in progress on a number of other expansion projects in response to the increased domestic demand for coal.

In South America, Cerrejón is continuing with the expansion to 28 million tonnes per annum (Mtpa), which should be completed by the end of 2006. Further expansion of the operation to 32 Mtpa was approved during the year and has commenced. A pre-feasibility study is currently under way to investigate additional expansion beyond 32 Mtpa.

Outlook
Firm hard coking coal prices are anticipated in the coming year, but prices for semi-soft coking and PCI coals will reflect the downward trend that commenced in 2005. That trend will have an impact on thermal coal prices, particularly in the Indo-Pacific region. Although thermal coal demand for 2006 appears to be generally firm, improved supply infrastructure performance, combined with incremental supply increases, will have a moderating influence. Consequently, average thermal coal prices in 2006 are expected to be slightly lower than in 2005.

Substantial capital expenditure will continue to be incurred in all regions, with the resulting increases in production, especially in Australia, coming through over the next two years. In February 2006, Anglo Coal announced it had entered into a joint coking coal venture in British Columbia, Canada. In China, the Group has a 60% interest in the Xiwan open cut coal mine, where the feasibility of a large coal-to-chemicals project is being investigated with a number of partners. Work continues on the feasibility study for Monash, a fuel from brown coal project, in Australia.

PLATINUM

$ million	**Year ended 31.12.05**	Year ended 31.12.04
Operating profit	**854**	536
EBITDA	**1,282**	853
Net operating assets	**7,018**	7,560
Capital expenditure	**616**	633
Share of Group operating profit (%)	**13%**	11%
Share of Group net operating assets (%)	**20%**	20%

Anglo Platinum's operating profit rose by 59% to $854 million, mainly as a result of higher US dollar prices for metals sold and increased sales volumes. The cash operating cost per equivalent refined platinum ounce (equivalent ounces are mine ounces converted to expected refined ounces) increased by 9.4% in rand terms. Cost initiatives, including supply-chain savings, yielded additional savings of $36 million compared with 2004.

Markets
The average dollar price realised for the basket of metals sold was $1,388 per platinum ounce sold, 16% higher than in 2004. Firmer platinum, rhodium and nickel prices made the largest contribution to the increase. The average realised price for platinum, of $894 per ounce, was $52 higher, while rhodium averaged $1,966 per ounce compared with $933. The average realised price for nickel was $6.77 per pound, against $5.92 in 2004.

Operating performance
Whilst refined platinum group metal (PGM) production increased by 5% when compared to 2004, refined platinum production of 2.5 million ounces was similar to 2004. This was the result of a shutdown at the Polokwane Smelter from September through to December, which will see 123,600 ounces of platinum being refined in 2006 instead of 2005. Equivalent refined platinum production from the operations managed by Anglo Platinum and its joint venture partners increased by 50,000 ounces, or 2%, primarily as a consequence of the expansion of the Kroondal Platinum Mine with Aquarius Platinum, and higher output at Modikwa Platinum Mine, as the mine ramps up further towards steady-state production. Lower production was recorded at the Rustenburg and Amandelbult mines.

At Rustenburg, the ore-source mix continued to change as the currently available Merensky reserves diminish, and Merensky ore is replaced with UG2 ore. Operating performance in the second half of the year improved over the first six months, as the considerable efforts made to restore production and improve safety and efficiencies started to take hold. The Amandelbult mine continued with efforts to reverse the impact of complex geological and ground conditions at the No. 1 and 2 shafts. Again, performance improved in the second half, indicative of progress made with the planned turnaround.

Changes in the rhodium refining circuit at the Precious Metals Refinery resulted in a substantial release of metal previously held in the pipeline. Consequently, refined rhodium production increased by 74,800 ounces. The

overall process recovery of platinum improved by 3% as a result of new technology introduced in the concentrating and smelting operations.

Projects
During the year Anglo Platinum announced the following ventures:

- The Marikana Pooling and Sharing agreement with Aquarius Platinum, to jointly mine contiguous properties. Anglo Platinum will share in profits from January 2006 and will treat additional concentrate that arises from the expansion of the Marikana operation. In addition to sales of concentrate in terms of off-take agreements, the venture is expected to produce an additional 90,000 ounces of platinum and 43,000 ounces of palladium in concentrate per annum when it reaches steady state production in 2007.
- The Mototolo joint venture with Xstrata Alloys, to develop a platinum mine and concentrator. The mine is expected to reach steady state production in the third quarter of 2007. The mine will produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum. Anglo Platinum will purchase Xstrata's 50% share of PGM concentrate for further smelting, refining and marketing of finished products.

During 2005, mining replacement projects totalling some $770 million were approved. These projects are planned to reach steady state between 2008 and 2012, replacing some 586,000 ounces of platinum production per annum. Included in these projects is the $230 million Potgietersrust replacement project which will produce 200,000 replacement platinum ounces per annum. The Potgietersrust mine will be further expanded to produce an additional 230,000 platinum ounces per annum.

Outlook
Increased mined production and a reduction in the level of pipeline inventories are expected to result in refined platinum production of between 2.7 and 2.8 million ounces in 2006. Management at Anglo Platinum continues to vigorously address unit costs in conditions of relatively high inflation in the mining environment. The emphasis on increasing volumes at improved operating efficiencies remains.

Demand for platinum continues to be strong and remains supportive of firm platinum prices. The resilience of jewellery demand – particularly in the Chinese market – at prices over $900 per ounce adds confidence to this view. The growth in platinum demand in Europe for diesel autocatalyst systems, both oxidation and now heavily loaded particulate traps, is strong. Tightening diesel emission legislation and its early adoption supports this, as well as the growing popularity of diesel engine powered vehicles. Industrial demand remains firm, particularly in the glass and petroleum sectors.

Industrial palladium demand continues to grow, encouraged by the relatively low price. However, as adequate supplies are available, the relative high ruling prices are the result of investment interest in the metal. It is notable that palladium demand from Chinese jewellery manufacturers doubled in 2005 and, should sustainable consumer interest be established, this could beneficially alter the nature of palladium supply and demand.

While production and sales volumes will increase in 2006, the most significant variable affecting earnings will be metal prices in rand terms. If the rand basket price remains at current levels, then earnings for 2006 are likely to be higher than those in 2005.

DIAMONDS

$ million	**Year ended 31.12.05**	Year ended 31.12.04
Share of associates' operating profit	**583**	573
EBITDA	**655**	655
Group's share of De Beers' net assets [1]	**2,056**	2,208
Share of Group operating profit (%)	**9%**	12%

The Group's share of total operating profit from De Beers increased by $10 million over the 2004 figure to $583 million.

Markets
Overall, 2005 proved to be quite a good year for the diamond industry. Preliminary reports point to global retail sales of diamond jewellery for the year rising by 6-7%. The diamond trade experienced growth in all major regions, with the exception of Europe, where sales were generally flat. The US, which accounts for around 50% of world jewellery sales by value had a satisfactory Christmas season and mirrored the upward world trend. In the Asia-Pacific region, there was a low single digit increase, with Japan's steady economic revival being reflected in a modest increase in growth for the third year running; China, meanwhile, had a much better second six months. In the Middle East, the Gulf region experienced growth well in excess of targets.

For most of the year, demand for rough diamonds from the cutting centres was strong. Sales by The Diamond Trading Company (the DTC), the marketing arm of De Beers, were a record $6,539 million, 15% higher than in 2004. During the year the DTC raised its rough diamond prices on two occasions, the cumulative effect being that sales were at prices 9.5% higher on average than in 2004. The first sight of 2006 was slightly down on that of a year earlier, while in February this year the DTC raised its rough diamond prices by an average of 2% on the evidence of the continuing underlying demand growth.

Operating performance
De Beers group production, which includes the joint ventures in Botswana and Namibia, increased by 4% to 49 million carats. The South African operations lifted output by 10% to 15.2 million carats. However, in future years there will be no contribution from the Kimberley underground mines or from Koffiefontein as these loss making operations have been closed. Debswana raised production by 2% to a record 31.9 million carats, while the combined land and offshore operations at Namdeb totalled 1.86 million carats, down 5%.

During the year, De Beers announced the approval of the $513 million Snap Lake underground project in Canada's Northwest Territories, which will be the company's first mine outside Africa and the first fully underground diamond mine in Canada. This was followed by the go ahead being given for a second Canadian project, the $791 million Victor project in Ontario. Snap Lake is due to enter production in late 2007, with start up at Victor, which received environmental approval in October, scheduled to commence in the third quarter of 2008. In South Africa, approval has been given for the re-opening of the $177 million Voorspoed mine, while $115 million has been allocated to the South African Sea Areas marine mining project.

Agreement has been reached, and a preliminary order issued, to settle the majority of civil class action suits filed against De Beers in the United States. This settlement does not involve any admissibility on the part of De Beers and, if finally approved, will bring an end to a number of outstanding disputes. $250 million has been paid in escrow pending conclusion of the settlement process.

In 2005, De Beers and Ponahalo Investment Holdings signed a Memorandum of Understanding relating to the proposed sale of a 26% equity interest in De Beers Consolidated Mines Limited to Ponahalo, a broad based South African black economic empowerment company, for approximately $597 million. The sale is likely to be completed in April 2006.

Outlook
Demand for rough diamonds continues to be steady, though stocks of both rough and polished diamonds in the cutting centres are at relatively high levels, as are aggregate debt levels. Consequently, the price of outside diamonds has dropped significantly, with a concomitant effect on the DTC's rough stones. In spite of the current strain, however, the outlook for diamonds in 2006 is a positive one, in line with macro-economic forecasts of another good year of growth for the global economy.

PAPER AND PACKAGING

$ million	Year ended 31.12.05	Year ended 31.12.04
Operating profit	**495**	569
Packaging	**293**	297
Business Paper	**163**	180
Other	**39**	92
EBITDA	**916**	978
Net operating assets	**6,365**	6,596
Capital expenditure (including bio assets)	**746**	822
Share of Group operating profit (%)	**8%**	12%
Share of Group net operating assets (%)	**18%**	17%

Total operating profit declined 13% from $569 million to $495 million, reflecting the continued difficult trading conditions across Mondi's key markets. In response to the tough business environment, the company has delivered $223 million in cost savings and profit improvement initiatives, underpinning the goal of profitability and competitive advantage in all trading conditions.

Markets and Operating performance
Mondi Packaging's total operating profit was $293 million, slightly below that of the previous year. The marginal impact of acquisitions made in early 2004, along with benefits of $103 million from significant cost saving and profit improvement initiatives, was offset by continued weak trading conditions. These were brought about mainly by a combination of over capacity and lacklustre manufacturing growth in western European markets. The most difficult market was sackpaper, which saw substantial price declines. Notably, a number of paper machines achieved all time production records. Productivity, measured in output per employee, improved by 8% across the business. In the latter part of the year there were signs of improvements in the markets, as a weakening euro, a pick up in European manufacturing activity and restructuring among key producers in the corrugated packaging sector led to improved trading conditions.

Management has responded to the structural over capacity in the corrugated sector by undertaking a significant restructuring. This involved the closure of four plants in the UK and France, the disposal of a further nine plants in the UK, and further rationalisation measures across the remaining operations. One off cash costs associated with these restructurings amounted to $15 million, with a further $62 million in asset and goodwill write downs and provisions. These costs are defined as operating special items and so are excluded from operating profit. The restructuring programme is expected to yield annual cash flow benefits in excess of $22 million, of which $12 million has been realised in 2005. This is in addition to steps taken over the past 18 months to rationalise the upstream paper business, including the closure of two high cost recycled containerboard mills with a combined capacity of 100,000 tonnes per annum, representing around 14% of Mondi Packaging's total capacity in these grades.

The acquisition of release liner manufacturer Akrosil, completed in early January 2006, will result in further expansion into the United States, while consolidating Mondi Packaging as one of the major players in the global merchant release liner sector. The acquisition of Paper Factory Stambolijski in Bulgaria strengthens Mondi Packaging's position as one of the leading global suppliers of sack kraftpaper. Completion of the transaction remains subject to competition clearance. A recently approved project to rebuild the PM1 machine at Swiecie in Poland, at a cost of €39 million, will increase the company's exposure to the fast growing lightweight kraftliner market.

Mondi Business Paper's total adjusted operating profit declined by 9% to $163 million. Although demand remained reasonable, pricing was under pressure during the year owing to a combination of the strong euro, which attracts dollar denominated imports, as well as over capacity in core European markets. Uncoated woodfree sales volumes increased by 3.3%. This was mainly as a result of additional volumes from the successful rebuild of Ruzomberok's PM18 paper machine, offset in part by reduced volumes from Merebank during the rebuild of PM31. A major focus on cost saving and profit improvement initiatives has yielded benefits of $104 million. The Richards Bay RB720 expansion project and the Merebank PM31 rebuild have been commissioned successfully and full production is expected to be achieved during 2006. Incremental uncoated

woodfree paper volumes coming on to the market as a result of the PM31 rebuild will be offset by a reduction of around 100,000 tonnes from Hungary. This follows the sale of the Dunaujvaros paper mill, which will be converted by the new owners to the production of paper for release liner during 2006.

The remaining businesses in the Mondi portfolio underperformed when compared with 2004. Rand strength has had a negative impact on local market pricing and export revenues in the South African based packaging and newsprint businesses, while difficult trading conditions in key markets are putting pressure on the European paper merchant, Europapier.

Outlook
The company will continue to focus on attaining operational excellence across its operations, integrating and optimising the significant new investments in Richards Bay, Merebank, Akrosil and Stambolijski, and achieving further cost reductions and profit improvements at existing facilities. Together with the specific restructuring initiatives undertaken in the corrugated operations in 2005, this will position the business to benefit from any upturn in the markets.

Mondi is considering a one million tonnes per year softwood pulp expansion at a capital cost of $1.5 billion at its Syktyvkar plant in north west Russia in order to meet growing worldwide pulp demand, driven mainly by China.

While it is still to early too call a sustained turnaround in trading conditions, there are signs of improvement. The recently implemented price increases in containerboard and uncoated woodfree reflect the benefits of industry rationalisation and improved demand, although sustained dollar weakness may undermine any recovery.

INDUSTRIAL MINERALS

$ million	**Year ended 31.12.05**	Year ended 31.12.04
Operating profit	**370**	421
Tarmac	**340**	354
Copebrás	**30**	67
EBITDA	**618**	638
Net operating assets	**3,982**	4,480
Capital expenditure	**274**	304
Share of Group operating profit (%)	**6%**	9%
Share of Group net operating assets (%)	**11%**	12%

Industrial Minerals generated an operating profit of $370 million. Tarmac's profit before special items was 4% lower at $340 million. Trading conditions in the UK were challenging, particularly in the second half of 2005, as the effects of higher energy costs and flat volumes impacted performance. Tarmac's contribution from its international businesses was in line with last year, reflecting strong second half business performance in France, Spain and the Middle East, offset by weaker demand in Germany. Tarmac's European portfolio grew during the year with a number of small bolt on acquisitions in Poland, France and the UK. The acquisition of a developing business in Romania in early 2006 further strengthened Tarmac's position in central Europe, identified as a key focus of the company's growth strategy. The appreciation of the Brazilian currency, the real, was almost entirely responsible for profits at Copebrás being $37 million down on 2004.

Markets and operating performance
In the UK, Tarmac realised price increases of between 3% and 7% across various product groups, though margins were impacted by increased operating and energy related costs. Volumes were generally flat and leading market positions were maintained. However, margins in the coated stone and concrete markets were particularly challenging, reflecting high fuel costs and competitive pressures in an over supplied marketplace. The Buxton cement plant, which started up in March 2004, exceeded project appraisal production by 43%. The weak housing market affected demand for concrete products, particularly Aircrete blocks, where the market declined by some 11%. This sharp fall in demand contributed to a significant erosion of margins, exacerbated by fuel costs and ongoing operational issues.

Operating profits in France were considerably better than in 2004, reflecting the contribution of new acquisitions, improved prices and good cost control. In Germany, operating profits were affected by delays and reductions in infrastructure projects in a significantly over supplied marketplace, which depressed prices. In the Middle East, Tarmac's operations continue to benefit from strong local demand. Trading in Spain, Poland and the Czech Republic was in line with the previous year.

Copebrás' underlying business performed well, although the stronger Brazilian currency resulted in a substantial increase in local costs, in dollar terms. Selling prices and raw material costs are essentially dollar denominated and rose in tandem. Copebrás' fertiliser sales held up well despite a 13% drop in the overall fertiliser market in Brazil resulting from the effects of the 17% appreciation of the real on the Brazilian agricultural sector, compounded by low rainfall.

Adapting to changing market dynamics, Tarmac significantly restructured and strengthened its management and organisational structure in 2005. The UK business is now divided into Aggregates Products, with enhanced local presence, and Building Products, which reflects the more national focus of its customer base. The structure further facilitates continuous improvement in production and logistics, and also in sales and back office activities. During 2005, the division achieved $86 million of cost savings and efficiency improvements.

The business development resource has been strengthened, with a Frankfurt base, to better position Tarmac to grow its European business. The company recently made three acquisitions in its aggregates business in the UK, Poland, and in early 2006, Romania. Tarmac has also embarked on a strategic portfolio review designed to increase focus and improve performance and is currently planning to exit certain non-core businesses in Germany and Hong Kong as well as concrete paving in the UK.

Outlook
Market conditions in the UK are expected to remain difficult with sluggish demand and high cost pressures, particularly energy costs. Tarmac announced price increases across its product range in January 2006, but in a highly competitive marketplace, margins will be influenced by the degree to which these hold.

GOLD

$ million	**Year ended 31.12.05**	Year ended 31.12.04
Operating profit	**332**	296
EBITDA	**871**	694
Net operating assets	**6,982**	7,124
Capital expenditure	**722**	585
Share of Group operating profit (%)	**5%**	6%
Share of Group net operating assets (%)	**20%**	19%

In 2005, operating profit of $332 million was 12% higher compared with the previous year (2004: $296 million). At the end of 2005, the gold price was more than 11% higher than at the beginning of 2005, while the average local price received for the year was 9% higher than for 2004. Total cash costs were $13 per ounce higher, at $281 per ounce, mainly resulting from stronger operating currencies, inflation and lower grades.

Markets
The return of investor interest in gold continued throughout 2005, with a sustained rise in the gold price. The average gold price received increased by $45 per ounce to $439. In the final quarter of the year, the spot gold price broke through $500 per ounce on a number of occasions. This momentum has continued into 2006, with the spot gold price currently well above the $500 per ounce mark.

Operating performance
AngloGold Ashanti's production in 2005 from ongoing operations was 6.2 million ounces, 6% higher than the previous year, and was largely attributable to the inclusion of a full year's production of the Ashanti assets, in addition to record performances from Sunrise Dam in the first two quarters of the year and production

improvements at Morila and Mponeng of 28% and 27% respectively. These increases were offset by a reduction in output from key South African assets, including Great Noligwa and TauTona.

The optimisation of the Ashanti assets is ongoing, and management has implemented programmes to ensure that these operations, starved of working capital for an extended period, realise their ore reserve, profit margin and growth potential.

Current growth projects will maintain AngloGold Ashanti's production in excess of 6 million ounces through to 2013. In addition to that, management is focused on growing the reserve and resource base, both through exploration and through a disciplined, value adding mergers and acquisitions programme. In respect of both of these activities, the company is now looking outside of the world's mature gold regions and has announced exploration projects in Africa in the Democratic Republic of Congo and in South America in Colombia.

In Russia, AngloGold Ashanti has acquired productive capacity with its 30% share in London based Trans-Siberian Gold as an entry point to this region. In China, strategic alliances are being pursued to allow the company to successfully extract value from a region undergoing significant economic and regulatory change. Exploration partnerships in the Philippines, Laos and in Mongolia have resulted in land positions being acquired in several prospective areas.

Outlook
The gold price has now risen for five years in succession, a phenomenon not seen since the deregulation of the gold market in the developed markets in 1971. Ongoing strong demand from growing economies in China and India as well as continued investor speculation and official sector activities are seen as supportive of the gold price.

EXPLORATION
As the prelude to any new mining project, exploration is fundamental to the Group's success. And as the world becomes increasingly well prospected, Anglo American, in addition to a focus on near-mine resources, is searching for new deposits in more remote regions, such as the Arctic Circle and central Africa. In 2005, it spent $150 million on exploration, across 31 different countries.

Anglo Base Metals (which spent $50 million) has found significant new resources close to the Chilean copper mines of Los Bronces and El Soldado, and near Catalão niobium mine in Brazil. Elsewhere work continues on extending the copper resource discovered by Anglo American at Boyongan in the Philippines, while greenfields exploration is in progress in Chile, Brazil, Indonesia, Mexico and Peru. Nickel sulphide mineralisation has been discovered at West Raglan, Canada and drilling continues for nickel resources at the Mosku project in Finland and the MAN project in Alaska. Delineation of the nickel laterite discovery at Jacaré, Brazil, is underway.

Anglo Coal ($13 million) is assessing the viability of methane production in South Africa's Waterberg coalfield. It completed scoping studies on China's Xiwan Project and began drilling on the Guxian prospect. Coal exploration is being carried out in Canada.

Anglo Ferrous Metals and Industries ($21 million) is exploring for iron ore in South Africa on both greenfield and brownfield sites, and continues to evaluate opportunities in West Africa.

AngloGold Ashanti ($45 million) is exploring around many of its existing operations, as well as in China, Colombia, the Democratic Republic of Congo, Laos, Mongolia, the Philippines, and Russia.

Anglo Platinum ($21 million) is exploring near existing operations and in South Africa's Bushveld Complex. Early-stage drilling at China's Danba project has been encouraging, and programmes continued in Brazil, Canada, Russia and Zimbabwe.

Exchange rates against the US dollar

Average	2005	2004
South African rand	6.37	6.44
Pound sterling	0.55	0.55
Euro	0.80	0.80
Australian dollar	1.31	1.36
Chilean peso	559	609

Year end		
South African rand	6.35	5.65
Pound sterling	0.58	0.52
Euro	0.85	0.74
Australian dollar	1.36	1.28
Chilean peso	512	556

Commodity prices
Average market prices for the period

	2005	2004
Gold – US$/oz	445	409
Platinum – US$/oz	897	847
Palladium – US$/oz	201	231
Rhodium – US$/oz	2,056	991
Copper – US cents/lb	167	130
Nickel – US cents/lb	668	628
Zinc – US cents/lb	63	48
Lead – US cents/lb	44	40
European eucalyptus pulp price US$/tonne	582	520

Consolidated income statement
for the year ended 31 December 2005

US$ million	Note	Before special items and remeasurements 2005	Special items and remeasurements (note 4) 2005	2005	Before special items and remeasurements 2004	Special items and remeasurements (note 4) 2004	2004
Group revenue	1	**29,434**	**-**	**29,434**	26,268	-	26,268
Total operating costs		**(24,090)**	**(487)**	**(24,577)**	(22,627)	25	(22,602)
Operating profit from subsidiaries and joint ventures	1	**5,344**	**(487)**	**4,857**	3,641	25	3,666
Net profit on disposals	4	**-**	**87**	**87**	-	1,015	1,015
Net income from associates	1	**696**	**(39)**	**657**	621	(71)	550
Total profit from operations and associates		**6,040**	**(439)**	**5,601**	4,262	969	5,231
Investment income		**498**	**72**	**570**	719	-	719
Interest expense		**(926)**	**(37)**	**(963)**	(974)	(112)	1,086
Net finance costs	5	**(428)**	**35**	**(393)**	(255)	(112)	(367)
Profit before tax		**5,612**	**(404)**	**5,208**	4,007	857	4,864
Income tax (expense)/income	6	**(1,283)**	**8**	**(1,275)**	(885)	(38)	(923)
Profit for the financial year		**4,329**	**(396)**	**3,933**	3,122	819	3,941
Attributable to:							
Minority interests		**593**	**(181)**	**412**	438	2	440
Equity shareholders of the Company	7	**3,736**	**(215)**	**3,521**	2,684	817	3,501

	Note	2005	2004
Earnings per share (US$)			
Basic	7	**2.43**	2.44
Diluted	7	**2.36**	2.35
Dividends			
Proposed ordinary dividend per share (US cents)		**62.0**	70.0
Proposed ordinary dividend (US$ millions)		**903**	1,007
Proposed special dividend per share (US cents)		**33.0**	-
Proposed special dividend (US$ millions)		**480**	-
Dividends paid during the period per share (US cents)		**79.0**	58.0
Dividends paid during the period (US$ millions)		**1,137**	827

The impact of acquired and discontinued operations on the results for the year is not material.

Underlying earnings and underlying earnings per share are set out in note 7.

Consolidated balance sheet
as at 31 December 2005

US$ million	Note	2005	2004
Intangible assets		**2,572**	2,644
Tangible assets		**30,796**	33,172
Biological assets		**350**	374
Environmental rehabilitation trusts		**288**	237
Investments in associates		**3,165**	3,486
Fixed asset investments		**-**	1,084
Financial asset investments		**899**	-
Deferred tax assets		**337**	128
Other financial assets (derivatives)		**183**	-
Other non-current assets		**153**	66
Total non-current assets		**38,743**	41,191
Inventories		**3,569**	3,549
Trade and other receivables		**5,174**	5,534
Current tax assets		**211**	220
Current asset investments		**-**	2
Current financial asset investments		**16**	-
Cash and cash equivalents	10	**3,430**	2,955
Other current financial assets (derivatives)		**747**	-
Total current assets		**13,147**	12,260
Total assets		**51,890**	53,451
Short term borrowings	10	**(2,076)**	(3,383)
Trade and other payables		**(5,024)**	(5,368)
Current tax liabilities		**(1,145)**	(831)
Other current financial liabilities (derivatives)		**(1,286)**	-
Total current liabilities		**(9,531)**	(9,582)
Medium and long term borrowings	10	**(6,363)**	(7,817)
Retirement benefit obligations		**(1,258)**	(1,201)
Other financial liabilities (derivatives)		**(508)**	-
Deferred tax liabilities		**(5,201)**	(5,810)
Provisions		**(1,451)**	(1,328)
Total non-current liabilities		**(14,781)**	(16,156)
Total liabilities		**(24,312)**	(25,738)
Net assets		**27,578**	27,713
Equity			
Called-up share capital	9	**747**	747
Share premium account	9	**1,637**	1,633
Other reserves	9	**1,330**	3,074
Retained earnings	9	**19,907**	17,671
Equity attributable to equity shareholders of the Company		**23,621**	23,125
Minority interests	9	**3,957**	4,588
Total equity		**27,578**	27,713

Consolidated cash flow statement
for the year ended 31 December 2005

US$ million	Note	2005	2004
Cash inflows from operations	10	**7,265**	5,291
Dividends from associates		**461**	368
Dividends from financial/fixed asset investments		**9**	28
Income tax paid		**(954)**	(500)
Net cash inflows from operating activities		**6,781**	5,187
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash and cash equivalents		**(298)**	(1,135)
Disposal of subsidiaries, net of cash and cash equivalents		**419**	274
Investment in associates		**(29)**	-
Sale of interests in associates		**11**	1,424
Sale of interests in joint ventures		**2**	37
Purchases of tangible fixed assets		**(3,306)**	(3,166)
Proceeds from disposal of tangible assets		**327**	151
Investment in biological assets		**(55)**	(67)
Purchases of financial asset investments		**(203)**	(108)
Proceeds from sale of financial asset investments		**245**	263
Loans granted to related parties		**-**	6
Repayment of loans and capital from associates		**370**	299
Loan repayments from related parties		**1**	-
Utilised in hedge restructure		**(69)**	-
Other investing activities		**(18)**	(4)
Net cash used in investing activities		**(2,603)**	(2,026)
Cash flows from financing activities			
Issue of shares by subsidiaries to minority interests		**73**	146
Sale of treasury shares to employees		**240**	46
Repayment of short term borrowings		**(1,356)**	(1,830)
Repayment of medium and long term borrowings		**(632)**	(598)
Issue of convertible bonds		**-**	990
Decrease in minority loans		**-**	(2)
Increase in current financial/fixed asset investments		**13**	23
Interest received		**210**	195
Interest paid		**(547)**	(601)
Dividends paid to minority interests		**(421)**	(178)
Dividends paid to Company shareholders		**(1,137)**	(827)
Other financing activity		**(19)**	(39)
Net cash used in financing activities		**(3,576)**	(2,675)
Net increase in cash and cash equivalents		**602**	486
Cash and cash equivalents at start of year		**2,781**	2,186
Cash movements in the year		**602**	486
Effects of changes in foreign exchange rate		**(64)**	109
Cash and cash equivalents at end of year	10	**3,319**	2,781

Consolidated statement of recognised income and expense for the year ended 31 December 2005

US$ million	2005	2004
Gain on revaluation of available for sale investments	**31**	-
Loss on cash flow hedges	**(316)**	-
Exchange (losses)/gains on translation of foreign operations	**(2,182)**	2,617
Actuarial loss on post-retirement benefit schemes	**(171)**	(57)
Actuarial (loss)/gain on post-retirement benefit schemes – associates	**(24)**	31
Deferred tax	**140**	6
Other movements	**5**	(32)
Net (expense)/income recognised directly in equity	**(2,517)**	2,565
Transfers		
Transferred to profit or loss: sale of available for sale investments	**(32)**	-
Transferred to profit or loss: cash flow hedges	**(8)**	-
Transferred to profit or loss: exchange differences on disposal of foreign operations	**-**	(30)
Total transferred from equity	**(40)**	(30)
Profit for the year	**3,933**	3,941
Total recognised income and expense	**1,376**	6,476
Adoption of IAS 32 and IAS 39 (see note 13)	**(127)**	-
Total recognised income and expense for the year	**1,249**	6,476
Attributable to:		
Minority interests	**(40)**	755
Equity shareholders of the Company	**1,289**	5,721

1. *Segmental information*

Based on risks and returns the directors consider the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

The analysis of associates' revenue by business segment is provided here for completeness and consistency.

Primary reporting format – by business segment

US$ million	Segment revenue[1][2] 2005	2004	Segment result before special items and remeasurements[3] 2005	2004	Segment result after special items and remeasurements 2005	2004
Subsidiaries and joint ventures						
Platinum	**3,646**	3,065	**835**	527	**835**	527
Gold	**2,629**	2,396	**332**	296	**(50)**	295
Coal	**2,766**	1,914	**752**	321	**753**	321
Base Metals	**3,647**	3,232	**1,678**	1,280	**1,667**	1,160
Industrial Minerals	**4,043**	3,833	**366**	416	**350**	407
Ferrous Metals and Industries	**6,030**	5,137	**1,308**	591	**1,312**	746
Paper and Packaging	**6,673**	6,691	**484**	575	**401**	575
Exploration	**-**	-	**(150)**	(120)	**(150)**	(120)
Corporate Activities	**-**	-	**(261)**	(245)	**(261)**	(245)
Total subsidiaries and joint ventures	**29,434**	26,268	**5,344**	3,641	**4,857**	3,666
Net income from associates						
Platinum	**68**	55	**12**	4	**12**	4
Gold	**15**	13	**-**	-	**(2)**	-
Diamonds	**3,316**	3,177	**386**	319	**257**	329
Coal	**583**	468	**192**	118	**192**	118
Base Metals	**-**	88	**-**	(4)	**-**	(85)
Industrial Minerals	**30**	25	**3**	4	**3**	4
Ferrous Metals and Industries	**743**	1,526	**96**	191	**189**	191
Paper and Packaging	**283**	228	**7**	(12)	**6**	(12)
Corporate Activities	**-**	90	**-**	1	**-**	1
Total associates	**5,038**	5,670	**696**	621	**657**	550
Total Group operations including net income from associates	**34,472**	31,938	**6,040**	4,262	**5,514**	4,216
Net profit on disposals					**87**	1,015
Total profit from operations and associates					**5,601**	5,231

As further additional information, a segmental analysis of associates' operating profit is set out below to show operating profit for total Group operations including associates.

US$ million	Operating profit before special items and remeasurements 2005	2004	Operating profit after special items and remeasurements 2005	2004
Total subsidiaries and joint ventures	**5,344**	3,641	**4,857**	3,666
Associates				
Platinum	**19**	9	**19**	9
Gold	**-**	-	**(2)**	-
Diamonds	**583**	573	**431**	573
Coal	**267**	176	**267**	176
Base Metals	**-**	(4)	**-**	(121)
Industrial Minerals	**4**	5	**4**	5
Ferrous Metals and Industries	**148**	296	**149**	296
Paper and Packaging	**11**	(6)	**11**	(6)
Corporate Activities	**-**	7	**-**	7
Total associates	**1,032**	1,056	**879**	939
Total Group operations including operating profit from associates	**6,376**	4,697	**5,736**	4,605

1. **Segmental information** (continued)

Primary reporting format – by business segment (continued)

[1] Revenue is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited against cost of sales. The amount credited to cost of sales for the 12 months ended 31 December 2005 was $76 million (December 2004: $81 million) and related principally to AngloGold Ashanti who credit uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Base Metals' turnover is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries.

[3] Segment result is defined as being segment revenue less segment expense; that is operating profit and gains and losses from foreign currency derivatives that have been recycled in the income statement in cash flow hedges of sales and purchases. In addition net income from associates is shown by segment. There are no material inter-segment transfers or transactions that would affect the segment result. Special items are set out in note 4. Associates' operating profit is reconciled to 'Net income from associates' as follows:

US$ million	2005	2004
Operating profit from associates before special items and remeasurements	**1,032**	1,056
Operating special items and remeasurements (see note 4)	**(153)**	(117)
Operating profit from associates after special items and remeasurements	**879**	939
Net profit on disposals (see note 4)	**98**	10
Other special items and remeasurements (see note 4)	**7**	-
Net finance costs (before remeasurements)	**(51)**	(100)
Income tax expense (after special items and remeasurements)	**(274)**	(280)
Underlying minority interest (after special items and remeasurements)	**(2)**	(19)
Net income from associates	**657**	550

The segment result and associates' operating profit before special items and remeasurements, as shown above, is reconciled to 'Profit for the financial year' as follows:

US$ million	2005	2004
Operating profit, including associates, before special items and remeasurements	**6,376**	4,697
Operating special items and remeasurements (see note 4):		
Subsidiaries and joint ventures	**(487)**	25
Gold	**(382)**	(1)
Coal	**1**	-
Base Metals	**(11)**	(120)
Industrial Minerals	**(16)**	(9)
Ferrous Metals and Industries	**4**	155
Paper and Packaging	**(83)**	-
Associates	**(153)**	(117)
Gold	**(2)**	-
Diamonds	**(152)**	-
Base Metals	**-**	(117)
Ferrous Metals and Industries	**1**	-
Operating profit, including associates, after special items and remeasurements	**5,736**	4,605
Net profit on disposals		
Subsidiaries and joint ventures	**87**	1,015
Associates	**98**	10
Associates' financing remeasurements	**7**	-
Associates' net finance costs	**(51)**	(100)
Associates' income tax expense	**(274)**	(280)
Associates' underlying minority interests	**(2)**	(19)
Total profit from operations and associates	**5,601**	5,231
Financing remeasurements	**35**	(112)
Net finance costs before remeasurements	**(428)**	(255)
Profit before tax	**5,208**	4,864
Income tax expense	**(1,275)**	(923)
Profit for the financial year	**3,933**	3,941

1. Segmental information (continued)

Primary reporting format – by business segment (continued)

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	Segment assets[1]		Segment liabilities[2]		Net segment assets		Capital expenditure[3]	
US$ million	2005	2004	2005	2004	2005	2004	2005	2004
Platinum	**7,550**	7,939	**(532)**	(379)	**7,018**	7,560	**685**	910
Gold	**7,890**	7,693	**(908)**	(569)	**6,982**	7,124	**721**	3,653
Coal	**3,024**	3,087	**(780)**	(784)	**2,244**	2,303	**331**	271
Base Metals	**5,358**	5,415	**(573)**	(463)	**4,785**	4,952	**273**	505
Industrial Minerals	**5,041**	5,381	**(1,059)**	(901)	**3,982**	4,480	**312**	365
Ferrous Metals and Industries	**5,341**	6,364	**(902)**	(1,062)	**4,439**	5,302	**376**	432
Paper and Packaging	**7,400**	8,140	**(1,035)**	(1,544)	**6,365**	6,596	**703**	1,546
Exploration	**-**	-	**(3)**	-	**(3)**	-	**-**	-
Corporate Activities	**251**	177	**(310)**	(272)	**(59)**	(95)	**27**	11
	41,855	44,196	**(6,102)**	(5,974)	**35,753**	38,222	**3,428**	7,693
Unallocated								
Investment in associates	**3,165**	3,486	**-**	-	**3,165**	3,486		
Financial/fixed asset investments	**915**	1,086	**-**	-	**915**	1,086		
Deferred tax assets/(liabilities)	**337**	128	**(5,201)**	(5,810)	**(4,864)**	(5,682)		
Cash and cash equivalents	**3,430**	2,955	**-**	-	**3,430**	2,955		
Other financial assets/(liabilities) – (derivatives)	**930**	-	**(1,794)**	-	**(864)**	-		
Other non-operating assets/ (liabilities)	**1,258**	1,600	**(2,420)**	(2,384)	**(1,162)**	(784)		
Provisions	**-**	-	**(356)**	(370)	**(356)**	(370)		
Borrowings	**-**	-	**(8,439)**	(11,200)	**(8,439)**	(11,200)		
Net assets	**51,890**	**53,451**	**(24,312)**	(25,738)	**27,578**	27,713		

[1] Segment assets at 31 December 2005 are operating assets and consist primarily of tangible assets ($30,796 million), intangible assets ($2,572 million), biological assets ($350 million), environmental rehabilitation trusts ($288 million), inventories ($3,569 million), pension and post-retirement healthcare assets ($77 million) and operating receivables ($4,203 million). Segment assets at 31 December 2004 consist of tangible assets ($33,172 million), intangible assets ($2,644 million), biological assets ($374 million), inventories ($3,549 million), pension and post-retirement healthcare assets ($2 million) and operating receivables ($4,455 million).

[2] Segment liabilities are operating liabilities and consist primarily of non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

[3] Capital expenditure reflects cash payments and accruals in respect of additions to tangible assets and intangible assets $3,377 million (2004: $3,631 million) and includes additions resulting from acquisitions through business combinations $51 million (2004: $4,062 million).

Other primary segment items included in the income statement are as follows:

	Depreciation and amortisation		(Impairments)/reversal[1]		Other non cash expense[2]	
US$ million	2005	2004	2005	2004	2005	2004
Platinum	**428**	313	**-**	-	**55**	39
Gold	**538**	398	**(96)**	(1)	**50**	27
Coal	**188**	150	**-**	-	**14**	39
Base Metals	**312**	339	**1**	(120)	**68**	8
Industrial Minerals	**248**	217	**(16)**	(9)	**36**	12
Ferrous Metals and Industries	**300**	274	**8**	155	**56**	7
Paper and Packaging	**411**	400	**(83)**	-	**17**	25
Exploration	**-**	-	**-**	-	**1**	1
Corporate Activities	**16**	16	**-**	-	**41**	28
	2,441	2,107	**(186)**	25	**338**	186

[1] See operating special items in note 4.

[2] Other non cash expenses include share-based payments and charges in respect of environmental, rehabilitation provisions and other provisions.

1. Segmental information (continued)

Secondary reporting format – by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is as follows. The geographical analysis of the Group's attributable revenue from associates is provided for completeness and consistency.

US$ million	Revenue 2005	Revenue 2004
Subsidiaries and joint ventures		
South Africa	**5,280**	4,768
Rest of Africa	**505**	485
Europe	**13,629**	12,610
North America	**2,740**	3,062
South America	**1,723**	1,355
Australia and Asia	**5,557**	3,988
Total subsidiaries and joint ventures	**29,434**	26,268
Associates		
South Africa	**169**	340
Rest of Africa	**40**	21
Europe	**1,500**	1,476
North America	**1,768**	2,222
South America	**29**	66
Australia and Asia	**1,532**	1,545
Total associates	**5,038**	5,670
Total Group operations including associates	**34,472**	31,938

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located is:

	Segment assets		Segment liabilities		Net segment assets		Capital expenditure	
US$ million	2005	2004	2005	2004	2005	2004	2005	2004
South Africa	**18,965**	19,978	**(2,689)**	(2,550)	**16,276**	17,428	**1,890**	2,471
Rest of Africa	**4,142**	4,260	**(298)**	(168)	**3,844**	4,092	**261**	2,814
Europe	**10,048**	11,319	**(1,926)**	(2,273)	**8,122**	9,046	**658**	1,500
North America	**500**	674	**(59)**	(93)	**441**	581	**28**	104
South America	**5,124**	4,819	**(543)**	(423)	**4,581**	4,396	**317**	501
Australia and Asia	**3,076**	3,146	**(587)**	(467)	**2,489**	2,679	**274**	303
	41,855	44,196	**(6,102)**	(5,974)	**35,753**	38,222	**3,428**	7,693

Additional disclosure of secondary segmental information by origin is as follows:

	Revenue		Operating profit before special items and remeasurements[1]		Operating profit after special items and remeasurements	
US$ million	2005	2004	2005	2004	2005	2004
Subsidiaries and joint ventures						
South Africa	**11,981**	10,279	**2,651**	1,217	**2,482**	1,117
Rest of Africa	**1,193**	804	**63**	44	**(156)**	44
Europe	**9,748**	9,449	**694**	783	**600**	774
North America	**531**	1,018	**27**	21	**(11)**	175
South America	**3,873**	3,176	**1,732**	1,418	**1,704**	1,398
Australia and Asia	**2,108**	1,542	**177**	158	**238**	158
Total subsidiaries and joint ventures	**29,434**	26,268	**5,344**	3,641	**4,857**	3,666
Associates						
South Africa	**1,479**	1,565	**217**	170	**193**	53
Rest of Africa	**2,138**	1,972	**468**	356	**356**	356
Europe	**753**	969	**47**	166	**30**	166
North America	**-**	461	**-**	32	**-**	32
South America	**525**	447	**189**	249	**189**	249
Australia and Asia	**143**	256	**111**	83	**111**	83
Total associates	**5,038**	5,670	**1,032**	1,056	**879**	939
Total Group operations including associates	**34,472**	31,938	**6,376**	4,697	**5,736**	4,605

[1] Special items and remeasurements are set out in note 4.

2. Profit for the financial year

The table below analyses the contribution of each business segment to the Group's operating profit including operating profit from associates for the financial year and its underlying earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from profit for the financial year to underlying earnings is given in note 7. Group operating profit including operating profit from associates is reconciled to 'Profit for the financial year' in the table below:

US$ million	Operating profit before special items and remeasurements[1]	Operating profit after special items and remeasurements	Special items and remeasurements: operating[2]	Net profit on disposals[2]	Financing remeasurements and other[2]	Net interest, tax and minority interests	2005 Total
By business segment							
Platinum	**854**	**854**	-	-	-	(371)	**483**
Gold	**332**	**(52)**	384	-	-	(227)	**105**
Diamonds	**583**	**431**	152	-	-	(153)	**430**
Coal	**1,019**	**1,020**	(1)	-	-	(295)	**724**
Base Metals	**1,678**	**1,667**	11	-	-	(438)	**1,240**
Industrial Minerals	**370**	**354**	16	-	-	(103)	**267**
Ferrous Metals and Industries	**1,456**	**1,461**	(5)	-	-	(699)	**757**
Paper and Packaging	**495**	**412**	83	-	-	(199)	**296**
Exploration	**(150)**	**(150)**	-	-	-	35	**(115)**
Corporate Activities	**(261)**	**(261)**	-	-	-	(190)	**(451)**
Total/Underlying earnings	**6,376**	**5,736**	640	-	-	(2,640)	**3,736**
Underlying earnings adjustments (note 7)			(640)	185	42	198	**(215)**
Profit for the financial year[3]							**3,521**

US$ million	Operating profit before special items and remeasurements[1]	Operating profit after special items and remeasurements	Special items and remeasurements: operating[2]	Net profit on disposals[2]	Financing remeasurements and other[2]	Net interest, tax and minority interests	2004 Total
By business segment							
Platinum	**536**	**536**	-	-	-	(296)	**240**
Gold	**296**	**295**	1	-	-	(157)	**139**
Diamonds	**573**	**573**	-	-	-	(193)	**380**
Coal	**497**	**497**	-	-	-	(140)	**357**
Base Metals	**1,276**	**1,039**	237	-	-	(240)	**1,036**
Industrial Minerals	**421**	**412**	9	-	-	(133)	**288**
Ferrous Metals and Industries	**887**	**1,042**	(155)	-	-	(411)	**476**
Paper and Packaging	**569**	**569**	-	-	-	(202)	**367**
Exploration	**(120)**	**(120)**	-	-	-	29	**(91)**
Corporate Activities	**(238)**	**(238)**	-	-	-	(270)	**(508)**
Total/Underlying earnings	**4,697**	**4,605**	92	-	-	(2,013)	**2,684**
Underlying earnings adjustments (note 7)			(92)	1,025	(112)	(4)	**817**
Profit for the financial year							**3,501**

[1] Operating profit includes associates' operating profit which is reconciled to 'Net income from associates' in note 1.
[2] Special items and remeasurements are set out in note 4.
[3] Profit for the financial year is the amount attributable to equity shareholders.

3. Exploration expenditure

US$ million	2005	2004
By business segment		
Platinum	**21**	13
Gold	**45**	43
Coal	**13**	9
Base Metals	**50**	41
Ferrous Metals and Industries	**21**	14
	150	120

4. Special items and remeasurements

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals and other exceptional items including significant legal provisions. Non-operating special items include profits and losses on disposals of investments and businesses. The Group believes that items which were previously referred to as 'exceptional items' under UK GAAP fall within the scope of special items under IFRS.

Remeasurements comprise other items which the Group believes should be reported separately to aid an understanding of the underlying performance of the Group. This category includes unrealised gains and losses on non-hedge derivative instruments that are recorded in the income statement, and foreign exchange gains and losses on dollar denominated De Beers' preference shares held by a Rand functional currency subsidiary of the Group. Remeasurements are defined as operating, non-operating or financing according to the nature of the underlying expense.

4. Special items and remeasurements (continued)

US$ million	2005	2004
Subsidiaries and joint ventures		
Operating special items		
Impairment of Corrugated assets, goodwill and restructuring costs	**(77)**	-
Impairment of Bibiani	**(38)**	-
Closure of Ergo	**(31)**	-
Reversal of impairment of Terra Industries Inc	**-**	154
Impairment of Black Mountain Mineral Development	**-**	(100)
Other impairments and write downs	**(40)**	(29)
Total operating special items	**(186)**	25
Taxation	**14**	6
Minority interests	**38**	(1)
Total attributable to equity shareholders	**(134)**	30
Operating remeasurements		
Unrealised losses on non-hedge derivatives	**(301)**	-
Taxation	**22**	-
Minority interests	**130**	-
Total attributable to equity shareholders	**(149)**	-
Financing remeasurements		
Fair value loss on AngloGold Ashanti convertible bond	**(32)**	-
Foreign exchange gain/(loss) on De Beers' preference shares	**72**	(112)
Unrealised gains and losses on non-hedge derivatives	**(5)**	-
Total financing remeasurements	**35**	(112)
Taxation	**(2)**	-
Minority interests	**16**	-
Total attributable to equity shareholders	**49**	(112)
Profits and (losses) on disposals		
Formation of Marikana JV	**27**	-
Sale of Acerinox	**25**	-
Disposal of Wendt	**21**	-
Disposal of Boart Longyear	**21**	-
Disposal of Elandsfontein	**18**	-
Sale of Columbus	**14**	-
Disposal of Hope Downs	**(57)**	-
Part disposal of Mondi Packaging South Africa	**(12)**	-
Part disposal of Western Areas	**14**	45
Disposal of interest in Gold Fields Ltd	**-**	464
Gains on deemed disposal of AngloGold	**-**	415
Disposal of remaining interest in FirstRand Limited	**-**	32
Disposal of interest in Nkomati	**-**	28
Disposal of interest in Avgold	**-**	25
Other items	**16**	6
Net profit on disposals	**87**	1,015
Taxation	**(26)**	(44)
Minority interests	**(3)**	(1)
Total attributable to equity shareholders	**58**	970
Total special items and remeasurements before tax and minority interests	**(365)**	928
Taxation	**8**	(38)
Minority interests	**181**	(2)
Total special items and remeasurements attributable to equity shareholders	**(176)**	888

US$ million	2005	2004
Associates' special items and remeasurements		
Operating impairment charge – Palabora Mining Company Limited	**-**	(117)
Other impairments and restructurings	**(24)**	-
Share of De Beers' class action payment	**(113)**	-
Unrealised losses on non-hedge derivatives - operating	**(16)**	-
Operating special items and remeasurements	**(153)**	(117)
Unrealised gains on non-hedge derivatives - financing	**7**	-
Disposal of Samancor Chrome	**52**	-
Disposal of Wonderkop joint venture interest	**20**	-
Other items	**26**	10
Net profit on disposals	**98**	10
Total associates' special items and remeasurements	**(48)**	(107)
Taxation	**7**	36
Minority interests	**2**	-
Net associates' special items and remeasurements	**(39)**	(71)

4. Special items and remeasurements (continued)

Operating special items and remeasurements

US$ million	2005	2004
Operating special items	**(186)**	25
Operating remeasurements	**(301)**	-
	(487)	25
Associates' operating special items and remeasurements	**(153)**	(117)
	(640)	(92)

Operating special charges of $186 million (2004: gain of $25 million) relates principally to impairment and closure costs. Following difficult market conditions, Paper and Packaging have recorded impairment and restructuring costs of $77 million in relation to the Corrugated division. A review of the expected life of mine at AngloGold Ashanti's Bibiani operation has led to a $38 million special charge to operating profit. One-off costs and charges of $31 million were incurred following the decision to close AngloGold Ashanti's Ergo operation.

Unrealised losses of $301 million on non-hedge derivatives (2004: nil) have been included in operating remeasurements. These unrealised losses were recorded principally at AngloGold Ashanti.

Associates' operating special items and remeasurements includes $113 million for share of De Beers' legal settlement.

Financing remeasurements

AngloGold Ashanti records the option element of its convertible bond at fair value in the income statement following the adoption of IAS 32 and IAS 39. As a result, a charge of $32 million (2004: nil) has been included in financing remeasurements.

The Group holds US dollar preference shares issued by De Beers which are held in a Rand functional currency subsidiary of the Group. As a result of the adoption of IAS 21 and 28, these shares have been reclassified as 'non-current investments' and are retranslated at each period end. As a result, a gain of $72 million (2004: loss of $112 million) has been included in financing remeasurements.

Profits and losses on disposals

Anglo Platinum has entered into the Marikana Pooling and Sharing agreement with Aquarius Platinum to jointly mine contiguous properties. A gain of $27 million arose on transfer of assets to the joint venture.

The sale of Boart Longyear's subsidiary Wendt was concluded in March 2005 for proceeds of $62 million, realising a profit on sale of $21 million. In July 2005 the remainder of the Boart Longyear Group was sold for $383 million, with a profit on sale of $21 million. In the first half of the year, proceeds of $116 million were received on the sale of Acerinox leading to a profit on disposal of $25 million.

Under the terms of an agreement between Kumba Resources Ltd ('Kumba') and Hancock Prospecting Pty Limited ('Hancock'), Hancock purchased Kumba's interest in the Hope Downs project on 1 July 2005. The proceeds of $176 million led to a loss on sale of $57 million for the Group owing to value assigned to the Hope Downs project on the acquisition of Kumba by the Group in 2003.

5. Net finance costs

Finance costs and foreign exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings. Fair value gains/(losses) on derivatives, presented below, include the mark-to-market value changes of interest rate and currency derivatives designated as fair value hedges, net of fair value changes in the associated hedged risk; and fair value changes of non-hedge derivatives of non-operating items, including the mark-to-market of the conversion option within the AngloGold Ashanti convertible bond.

US$ million	Before remeasurements 2005	After remeasurements 2005	Before remeasurements 2004	After remeasurements 2004
Investment income				
Interest and other financial income	**227**	**227**	249	249
Expected return on defined benefit arrangements	**241**	**241**	257	257
Foreign exchange gains	**20**	**92**	120	120
Dividend income from financial/fixed asset investments	**10**	**10**	93	93
Total investment income	**498**	**570**	719	719
Interest expense				
Amortisation discount relating to provisions	**(42)**	**(42)**	(62)	(62)
Bank loans and overdrafts	**(320)**	**(320)**	(394)	(394)
Other loans	**(167)**	**(167)**	(194)	(194)
Interest paid on convertible bonds	**(71)**	**(71)**	(42)	(42)
Unwinding of discount on convertible bonds	**(53)**	**(53)**	-	-
Interest on defined benefit arrangements	**(270)**	**(270)**	(298)	(298)
Foreign exchange losses	**(33)**	**(33)**	(66)	(178)
Fair value losses on derivatives	**(19)**	**(24)**	-	-
Other fair value losses	**-**	**(32)**	-	-
	(975)	**(1,012)**	(1,056)	(1,168)
Less: interest capitalised	**49**	**49**	82	82
Total interest expense	**(926)**	**(963)**	(974)	(1,086)
Net finance cost	**(428)**	**(393)**	(255)	(367)

The weighted average interest rate applicable to interest on general borrowings capitalised was 8.7% (2004: 8.4%).

Financing remeasurements are set out in note 4.

6. Tax on profit on ordinary activities

a) Analysis of charge for the year from continuing operations

US$ million	2005	2004
United Kingdom corporation tax at 30%	**15**	61
South Africa taxation	**580**	253
Other overseas taxation	**721**	347
Current tax (excluding tax on special items and remeasurements)	**1,316**	661
Deferred taxation	**(33)**	224
Total deferred tax (excluding tax on special items and remeasurements)	**(33)**	224
Total tax on special items and remeasurements	**(8)**	38
Total tax charge	**1,275**	923

b) Factors affecting tax charge for the year

The effective tax rate for the year of 24.5% (2004: 19.0%), after adjusting profits for the net income from associates, is lower than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

US$ million (unless otherwise stated)	2005 including special items and remeasurements	2004 including special items and remeasurements
Profit on ordinary activities before tax	**5,208**	4,864
Tax on profit on ordinary activities calculated at United Kingdom corporation tax rate of 30% (2004: 30%)	**1,562**	1,459
Tax effect of net income from associates	**(197)**	(165)
Tax effects of:		
Expenses not deductible for tax purposes:		
Operating special items and remeasurements	**110**	(14)
Exploration costs	**45**	36
Other non-deductible expenses	**(3)**	9
Non-taxable income:		
Profits and losses on disposals and remeasurements	**(9)**	(227)
Temporary difference adjustments:		
Changes in tax rates	**(187)**	-
Movement in tax losses	**(30)**	-
Other temporary differences	**(23)**	(72)
Other adjustments:		
South African secondary tax on companies	**240**	87
Effect of differences between local and UK rates	**(257)**	(174)
Other adjustments	**24**	(16)
Tax charge for the year	**1,275**	923

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax included within 'Net income from associates' for the year ended 31 December 2005 is $274 million (2004: $280 million).

The effective rate of taxation before special items and remeasurements including share of associates' tax before special items and remeasurements was 26.5%. This was a decrease from the equivalent effective rate of 27.7% in the year ended 31 December 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $187 million reduction in deferred tax, the benefit of which was taken in 2005. Without this one off benefit the effective tax rate for the period would have been 29.7%. In future periods it is expected the effective tax rate, including associates' tax, will remain at or above current levels.

7. Earnings per share

US$ million (unless otherwise stated)	2005	2004
Profit for the financial year attributable to equity shareholders		
Basic earnings per share (US$)	**2.43**	2.44
Diluted earnings per share (US$)	**2.36**	2.35
Headline earnings for the financial year[1]:		
Basic earnings per share (US$)	**2.43**	1.79
Diluted earnings per share (US$)	**2.36**	1.73
Underlying earnings for the financial year[1]:		
Basic earnings per share (US$)	**2.58**	1.87
Diluted earnings per share (US$)	**2.50**	1.81

[1] Basic and diluted earnings per share are shown based on headline and underlying earnings, which the directors believe to be useful additional measures of the Group's performance.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	2005	2004
Earnings		
Basic earnings, being profit for the financial year attributable to equity shareholders	**3,521**	3,501
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds (net of tax)	**29**	29
Unwinding of discount on convertible bonds (net of tax)	**20**	-
Diluted earnings	**3,570**	3,530
Number of shares (million)		
Basic number of ordinary shares outstanding[1]	**1,447**	1,434
Effect of dilutive potential ordinary shares[2]:		
Share options	**18**	18
Convertible bonds	**48**	48
Diluted number of ordinary shares outstanding[1]	**1,513**	1,500

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes the shares held by the employee benefit trust.
[2] Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

'Underlying earnings' is an alternative earnings measure, which the directors believe provides a clearer picture of the underlying financial performance of the Group's operations following the adoption of IAS 32 and IAS 39. Underlying earnings is presented after minority interest and excludes special items and remeasurements (see note 4). Underlying earnings is distinct from 'headline earnings', which is a Johannesburg Stock Exchange ('JSE Ltd') defined performance measure.

The calculation of basic and diluted earnings per share, based on underlying earnings, uses the following earnings data:

	Earnings (US$ million)		Basic earnings per share (US$)	
	2005	2004	2005	2004
Profit for the financial year attributable to equity shareholders	**3,521**	3,501	**2.43**	2.44
Special items: operating	**186**	(25)	**0.13**	(0.02)
Net loss/(profit) on disposals	**(87)**	(1,015)	**(0.06)**	(0.71)
Special items: associates	**(74)**	107	**(0.05)**	0.08
Related tax	**6**	2	**-**	-
Related minority interest	**(36)**	2	**(0.02)**	-
Headline earnings for the financial year	**3,516**	2,572	**2.43**	1.79
Unrealised losses on non-hedge derivatives	**315**	-	**0.22**	-
Fair value loss on AngloGold Ashanti convertible bond	**32**	-	**0.02**	-
Exchange (gain)/loss on DBI preference shares	**(72)**	112	**(0.05)**	0.08
Share of De Beers' legal settlement	**113**	-	**0.08**	-
Related tax	**(21)**	-	**(0.02)**	-
Related minority interest	**(147)**	-	**(0.10)**	-
Underlying earnings for the financial year	**3,736**	2,684	**2.58**	1.87

For information underlying earnings for the 6 months to 30 June 2005 and 30 June 2004 is set out in the appendix.

7. Earnings per share (continued)

The following instruments are potentially dilutive but have not been included in the calculation of diluted earnings per share because they are anti-dilutive for the periods presented:

	2005	2004
Number of shares (million)		
Share options	-	8
Potentially dilutive shares	-	8

8. Capital expenditure on fixed assets and biological assets

US$ million	2005	2004
Platinum	**616**	633
Gold	**722**	585
Coal	**331**	218
Base Metals	**271**	367
Industrial Minerals	**274**	304
Paper and Packaging	**691**	758
Ferrous Metals and Industries	**373**	284
Other	**28**	17
Purchase of tangible fixed assets	**3,306**	3,166
Investment in biological assets	**55**	67
	3,361	3,233

Capital expenditure shown above comprises cash expenditure on fixed assets and biological assets. Segmental capital expenditure shown in note 1 also includes accruals and expenditure on acquisitions and intangible assets, but excludes expenditure on biological assets.

9. Reconciliation of changes in equity

US$ million	Total share capital[1]	Retained earnings[2]	Share-based payment reserve	Cumulative translation adjustment reserve[3]	Fair value and other reserves[3]	Minority interests	Total equity
	Attributable to equity shareholders of the Company						
Balance at 1 January 2004	**2,022**	**15,012**	**25**	**-**	**772**	**3,365**	**21,196**
Total recognised income and expense	-	3,474	-	2,247	-	755	6,476
Dividends paid	-	(827)	-	-	-	-	(827)
Shares issued	358	-	-	-	-	-	358
Share-based payments	-	12	30	-	-	3	45
Subsidiary shares issued	-	-	-	-	-	890	890
Issue of shares to minority interests	-	-	-	-	-	(402)	(402)
Dividends paid to minority interests	-	-	-	-	-	(178)	(178)
Deemed disposal of AngloGold	-	-	-	-	-	155	155
Balance at 31 December 2004	**2,380**	**17,671**	**55**	**2,247**	**772**	**4,588**	**27,713**
Adoption of IAS 32 and IAS 39 (see note 13)	-	(231)	-	-	226	(122)	(127)
Balance at 1 January 2005	**2,380**	**17,440**	**55**	**2,247**	**998**	**4,466**	**27,586**
Total recognised income and expense	-	3,364	-	(1,908)	(162)	82	1,376
Dividends paid	-	(1,137)	-	-	-	-	(1,137)
Shares issued	4	-	-	-	-	-	4
Share-based payments	-	-	100	-	-	6	106
Disposal of businesses	-	-	-	-	-	(3)	(3)
Issue of shares to minority interests	-	-	-	-	-	16	16
Dividends paid to minority interests	-	-	-	-	-	(421)	(421)
Exercise of employee share options	-	240	-	-	-	-	240
Buy out of minority interests	-	-	-	-	-	(189)	(189)
Balance at 31 December 2005	**2,384**	**19,907**	**155**	**339**	**836**	**3,957**	**27,578**

[1] Total share capital comprises called-up share capital $747 million (2004: $747 million) and the share premium account $1,637 million (2004: $1,633 million).
[2] Retained earnings is stated after deducting $456 million (2004: $622 million) of treasury shares. Treasury shares comprise shares of Anglo American plc held in the employee benefit trust to meet certain of the Group's employee share remuneration schemes. 17,516,652 million of shares ($240 million) (2004: 1,600,926 million ($12 million)) were issued from the trust during the year.
[3] Other reserves of $1,330 million (2004: $3,074 million) on the balance sheet comprise share-based payment reserve $155 million (2004: $55 million), cumulative translation adjustment reserve of $339 million (2004: $2,247 million) and fair value and other reserves of $836 million (2004: $772 million). Fair value and other reserves are further analysed below.

Fair value and other reserves comprise:

US$ million	Convertible debt reserve	Available for sale reserve	Cash flow hedge reserve	Other reserves[1]	Total fair value and other reserves
Balance at 1 January 2004	-	-	-	772	772
Balance at 31 December 2004	-	-	-	772	772
Adoption of IAS 32 and IAS 39 (see note 13)	128	48	50	-	226
Balance at 1 January 2005	128	48	50	772	998
Total recognised income and expense	3	6	(171)	-	(162)
Balance at 31 December 2005	**131**	**54**	**(121)**	**772**	**836**

[1] Other reserves comprise $685 million (2004: $685 million) legal reserve and $87 million (2004: $87 million) capital redemption reserve.

10. Consolidated cash flow analysis

a) Reconciliation of profit before tax to cash inflows from operations

US$ million	2005	2004
Profit before tax	**5,208**	4,864
Depreciation and amortisation	**2,441**	2,107
Share option expense	**92**	50
Special items and remeasurements of subsidiaries and joint ventures	**365**	(928)
Net finance costs before remeasurements	**428**	255
Fair value gains before special items and remeasurements	**(278)**	-
Net income from associates	**(657)**	(550)
Provisions	**113**	17
Increase in inventories	**(453)**	(279)
Increase in operating debtors	**(600)**	(444)
Increase in operating creditors	**539**	113
Other adjustments	**67**	86
Cash inflows from operations	**7,265**	5,291

b) Cash and cash equivalents

US$ million	2005	2004
Cash and cash equivalents per balance sheet	**3,430**	2,955
Bank overdrafts	**(111)**	(174)
Net cash and cash equivalents per cash flow statement	**3,319**	2,781

c) Movement in net debt

		Debt due within one year		Debt due after[4] one year			
US$ million	Cash and cash equivalents[1][2]	Carrying value[2]	Hedge[3]	Carrying value	Hedge[3]	Current financial asset investments	Total net debt[5]
Balance at 1 January 2004	2,186	(4,143)	-	(6,997)	-	25	(8,929)
Cash flow	486	1,830	-	(392)	-	(23)	1,901
Acquisitions excluding cash and cash equivalents	-	(249)	-	(314)	-	-	(563)
Disposals excluding cash and cash equivalents	-	6	-	23	-	-	29
Other non-cash movements	-	(4)	-	(15)	-	-	(19)
Reclassifications	-	(309)	-	309	-	-	-
Currency movements	109	(340)	-	(431)	-	-	(662)
Balance at 31 December 2004	2,781	(3,209)	-	(7,817)	-	2	(8,243)
IAS 32 and IAS 39 adjustments	-	(63)	55	(144)	302	-	150
Balance at 1 January 2005	2,781	(3,272)	55	(7,961)	302	2	(8,093)
Cash flow	602	1,356	25	632	-	(13)	2,602
Acquisition/disposal of business	-	2	-	5	-	-	7
Unwinding of discount of convertible debt	-	-	-	(53)	-	-	(53)
Reclassifications	-	(300)	-	299	-	1	-
Movement in fair value	-	-	(67)	12	(302)	-	(358)
Other non-cash movements	-	-	-	-	-	29	29
Currency movements	(64)	249	-	703	-	(3)	885
Closing balance at 31 December 2005	**3,319**	**(1,965)**	**13**	**(6,363)**	**-**	**16**	**(4,980)**

[1] The Group operates in certain countries (principally South Africa and Venezuela) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

[2] Excludes overdrafts, which are included as cash and cash equivalents. Short term borrowings on the balance sheet of $2,076 million (2004: $3,383 million) include $111 million (2004: $174 million) of overdrafts.

[3] Derivatives of net debt items that have been designated as hedged and are effective are included within this table to give a true reflection of the Group's net debt position at period end. These derivatives are classified within other financial assets/(liabilities) (derivatives).

[4] Debt due after one year includes convertible debt of $1,975 million (2004: $2,081 million).

[5] Net debt as shown on the balance sheet totalling $4,993 million (2004: $8,243 million) excludes the effect of hedge instruments.

11. EBITDA by business segment

US$ million	2005	2004
By business segment		
Platinum	**1,282**	853
Gold	**871**	694
Diamonds	**655**	655
Coal	**1,243**	687
Base Metals	**1,990**	1,625
Industrial Minerals	**618**	638
Ferrous Metals and Industries	**1,779**	1,231
Paper and Packaging	**916**	978
Exploration	**(150)**	(120)
Corporate Activities	**(245)**	(210)
EBITDA	**8,959**	7,031

EBITDA is stated before special items and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	2005	2004
Total profit from operations and associates	**5,601**	5,231
Special items (including associates)	**633**	92
Net profit on disposals (including associates)	**(185)**	(1,025)
Depreciation and amortisation: subsidiaries and joint ventures	**2,441**	2,107
Share of associates' interest, tax, depreciation, amortisation and underlying minority interest	**469**	626
EBITDA	**8,959**	7,031

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	2005	2004
EBITDA[1]	**8,959**	7,031
Share of operating profit of associates, before special items	**(1,032)**	(1,056)
Underlying depreciation and amortisation in associates	**(142)**	(227)
Share option expense	**92**	50
Fair value gains before remeasurements	**(278)**	-
Provisions	**113**	17
Increase in inventories	**(453)**	(279)
Increase in operating debtors	**(600)**	(444)
Increase in operating creditors	**539**	113
Other adjustments	**67**	86
Cash inflows from operations	**7,265**	5,291

[1] EBITDA is operating profit before special items and remeasurements plus depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates:

US$ million	2005	2004
Operating profit includes associates' operating profit before special items and remeasurements	**6,376**	4,697
Depreciation and amortisation		
Subsidiaries and joint ventures	**2,441**	2,107
Associates	**142**	227
	8,959	7,031

12. Reconciliation between UK GAAP and IFRS

Reconciliation of equity

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 9 May 2005 in its news release entitled 'International Financial Reporting Standards (IFRS) restatements for 2004 and update on adoption of IFRS'. The news release is published on the Company's website, www.angloamerican.co.uk, and includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

- total equity as at 1 January 2004 (date of transition to IFRS), 30 June 2004 and 31 December 2004;
- profit attributable to shareholders for the period ended 30 June 2004 and the year ended 31 December 2004; and
- pro forma IAS 32 and IAS 39 information for the period ended 30 June 2004 and the year ended 31 December 2004.

The news release also included detailed IFRS accounting policies and supplementary notes to provide more information for understanding the restatements. A summary of the detailed information presented in the news release is provided below:

US$ million	As at 01.01.04	As at 31.12.04
Total equity presented under UK GAAP	**19,772**	**24,998**
Reclassification of UK GAAP minority interests within equity	3,396	4,620
Proposed dividend adjustment	622	815
Recognition of deferred tax on fair value adjustments[1]	(1,712)	(1,899)
Defined benefit pension obligations	(576)	(628)
Translation of goodwill arising post 1 January 2004	-	21
Treatment of De Beers' preference shares	(130)	(218)
Net impairment of goodwill	(214)	(214)
Reversal of goodwill amortisation	-	221
Fair value of biological assets	26	14
Share-based payments	6	1
Net impact of other IFRS adjustments	6	(18)
Total equity and reserves presented under IFRS	**21,196**	**27,713**

Reconciliation of profit attributable to equity shareholders of the Company

US$ million	Year ended 31.12.04
Attributable profit under UK GAAP	2,913
Reclassification of unrealised gains	427
Deferred tax on fair value adjustments	41
Defined benefit schemes	-
Recycling of currency translation adjustments	30
Treatment of De Beers' preference shares	(69)
Reversal of goodwill amortisation	205
Fair value of biological assets	(21)
Share-based payments	(21)
Net impact of other IFRS adjustments	(4)
Attributable profit under IFRS	3,501

[1] Since the release of the Group's restated IFRS information on 9 May 2005, an additional deferred tax liability of $227 million (£126 million) has been recognised on transition to IFRS in respect of underlying fair value adjustments. This adjustment was taken to opening retained earnings in accordance with IFRS 1.

Reconciliation of cash flows

The material adjustments made to the presentation of the Group's consolidated cash flow statement were the inclusion of cash flows from joint venture entities on a line-by-line basis in accordance with proportionate consolidation rules set out in IAS 31; and the inclusion of short term cash investments maturing within 90 days of deposit previously disclosed as current asset investments as cash equivalents in accordance with IAS 7 *Cash Flow Statements.*

Explanation of reconciling items between UK GAAP and IFRS

The more significant areas of accounting change are:

IAS 1 – Reclassification of UK GAAP minority interest within equity

Minority interests were reclassified from long term liabilities to equity in accordance with IAS 1. Although this increased reported net assets by $4.6 billion at 31 December 2004 and $3.4 billion at 1 January 2004, it has no impact on total shareholders' equity.

IAS 1 – Reclassification of unrealised gains

The international accounting framework provides no distinction between unrealised and realised gains for financial reporting. As such, all unrealised gains, with the exception of actuarial gains or losses on post-retirement schemes and currency translation differences, are recorded through the income statement and not through the statement of total recognised gains and losses, as was required under UK GAAP.

Although this reclassification has increased reported profit for the year to 31 December 2004 by $0.4 billion, there is no change to net assets.

12. Reconciliation between UK GAAP and IFRS (continued)

IAS 10 – Proposed dividend adjustment
Dividends proposed are recognised in the period in which they are formally approved for payment. This is also in accordance with the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004, which is effective for financial years commencing on or after 1 January 2005.

The change in timing of recognising proposed dividends and the related tax thereon increased reported net assets of the Group as at 31 December 2004 by $815 million, being the final 2004 proposed dividends to the Group's shareholders and its minority interests and by $622 million as at 1 January 2004, being the final 2003 proposed dividends.

IAS 12 – Recognition of deferred tax on fair value adjustments
Deferred tax is recognised at acquisition as part of the assessment of the fair value of assets and liabilities acquired and is provided on balances previously excluded from provision under UK GAAP such as revaluations of tangible fixed assets. The largest temporary difference requiring additional deferred tax provision on transition arose between the carrying value of mineral reserves and the respective tax base.

Upon adoption of IFRS, the Group recognised a deferred tax liability of $1.7 billion in respect of additional temporary differences arising on previous acquisitions. In accordance with IFRS 1 the Group took the exemption from restating acquisitions prior to 1 January 2004, and as such this adjustment was made to reserves at 1 January 2004. Deferred tax provided on temporary differences for acquisitions made after 1 January 2004 either increases the value attributed to mineral reserves or goodwill, depending on the nature of the temporary difference giving rise to it.

Any deferred tax raised will unwind through the consolidated income statement as the underlying temporary difference is amortised. The net impact from the recognition of additional temporary differences on acquisitions was to increase profit after tax by $41 million for the year ended 31 December 2004.

IAS 19 – Defined benefit pension obligation
IAS 19 requires companies to recognise the full deficit (or surplus, subject to restrictions) of post-retirement benefits under defined benefit arrangements on the balance sheet. The Group adopted the amendment to IAS 19 and has recognised all actuarial gains or losses directly through equity.

This accounting change reduced consolidated net assets by approximately $0.6 billion (net of deferred tax) as at 31 December 2004 and 1 January 2004, as the full actuarial gains and losses of defined benefit arrangements are now reflected in reserves. There is no material impact on net profit for the year ended 31 December 2004.

IAS 21 – Recycling of currency translation adjustment
IAS 21 requires cumulative currency translation adjustments (CTA) arising on translation of a foreign operation to be recycled through the income statement when that entity is disposed of. Previously, under UK GAAP, the CTA was not included in the gain or loss calculated if that operation was sold. In accordance with IFRS 1, the Group took the exemption from recycling foreign currency gains or losses arising before 1 January 2004.

The accounting policy change increased reported profit on disposal of non US dollar operations by $30 million for the year to 31 December 2004 which represented recycled CTA gains arising since 1 January 2004.

This accounting change had no impact on consolidated net assets, as it is effectively recycling gains and losses reported previously in reserves back through the income statement.

IAS 21 – Translation of goodwill arising post 1 January 2004
In accordance with IFRS 1, the Group translates non US dollar goodwill arising on acquisitions after 1 January 2004 to the closing US dollar exchange rate. This accounting adjustment increased net assets at 31 December 2004 by $21 million. The resulting foreign exchange gain arising on consolidation has been taken to the CTA reserve.

IAS 28 and IAS 21 – Translation of De Beers' preference shares
Previously, under UK GAAP, US dollar preference shares held in De Beers with a redemption value of $701 million were considered part of the Group's long term equity ownership in the entity. As such, the preference shares were held at historical cost and included in the total carrying value of the associate in the consolidated balance sheet.

Under IFRS, the US dollar preference shares, which are held by a Rand functional currency entity and are redeemable by 2010, no longer qualify as quasi-equity and consequently were reclassified as non-current financial asset investments: equity, and retranslated at each period end. The resulting Rand:US dollar foreign exchange gains and losses are reported through the income statement. Under IAS 21 a currency loss of $112 million was recorded for the year ended 31 December 2004. Consequently the 2004 $44 million exceptional currency loss recognised on the partial redemption of the preference shares under UK GAAP reporting was reversed.

The net impact from this accounting policy difference also reduced net assets by $130 million as at 1 January 2004.

After the partial redemption in June 2004 of 25% of the shares, the residual carrying value of the remaining US dollar preference shares held as at 31 December 2004 was $526 million.

IAS 36 – Replacement of goodwill amortisation with an annual impairment test and elimination of centrally held goodwill
IFRS does not permit the amortisation of goodwill, but requires the carrying amount to be supported by an annual impairment test.

12. Reconciliation between UK GAAP and IFRS (continued)

For the purposes of impairment testing, goodwill is allocated to cash-generating units (CGUs), or groups of CGUs, that are expected to benefit from the synergies of the combination. The group of CGUs to which the goodwill is allocated represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than a geographical or business segment.

On transition to IFRS as at 1 January 2004, approximately $260 million of strategic goodwill arising on the formation of Anglo American plc in 1999 was eliminated. In accordance with FRS 11, this goodwill reflected the increase in future shareholder value arising from the merger of the AACSA and Minorco companies and not the intrinsic value of Minorco assets existing at the date of restructure and was held centrally. IFRS, however, requires that all goodwill is allocated to cash generating units. The cash generating units to which this strategic goodwill would have been allocated to on formation of the Group did not support its carrying value, due to disposals or impairments made since 1999 up to IFRS transition date. As a result, the goodwill was written off through retained earnings at transition date.

In addition, approximately $50 million of negative goodwill was written back in accordance with IFRS 3 in the opening balance sheet. Together these adjustments give rise to a net reduction to the carrying value of goodwill on transition of $0.2 billion.

The replacement of goodwill amortisation with an annual impairment test has increased reported profits for the Group by $0.2 billion for the year to 31 December 2004. This accounting change does not impact headline earnings, as headline earnings were stated before goodwill amortisation for UK GAAP.

IAS 32 and IAS 39 – Financial instruments

In accordance with the exemption provided under IFRS 1, the Group has adopted IAS 32 and IAS 39 prospectively from 1 January 2005. As such, the financial information presented for the year ended 31 December 2004 excludes any adjustments required from adoption of these two standards. Details of the restatement and the more significant changes is set out in note 13 *Adoption of IAS 32 and IAS 39.*

IAS 41 – Fair value of biological assets

Afforestation and other agricultural assets, primarily forests within our Paper and Packaging business, were previously held at historical cost. These assets are now recorded at fair value in accordance with IAS 41, with fair value changes reported through the income statement up until the point at which the assets are harvested. The historical cost of such assets was previously classified within fixed assets.

This accounting change has resulted in the reclassification of afforestation and other agricultural asset costs from tangible assets to the separate asset category biological assets, and the resultant fair value has increased net assets by $14 million as at 31 December 2004 and $26 million as at 1 January 2004.

The effect of recognising fair value gains from growing afforestation and other agricultural assets earlier than under UK GAAP has reduced reported net profit for the year ended 31 December 2004 by approximately $21 million.

IFRS 2 – Share-based remuneration schemes

IFRS 2 *Share-based payments* requires options granted by the Group to employees, for example under Employee Share Option Schemes and Save As You Earn schemes, to be fair valued at grant date using an option pricing model and charged through the income statement over the vesting period of the options.

UK GAAP required the intrinsic valuation method to be applied whereby a charge was made if the exercise price of the option at grant date was below the market price.

This accounting change reduced consolidated net profit by $21 million for the year to 31 December 2004.

Group employee remuneration schemes have now replaced option schemes with share schemes. Consequently the impact of this accounting policy change will diminish.

13. Adoption of IAS 32 and IAS 39

The Group took the exemption not to restate its comparative information for IAS 32 and IAS 39 and adopted the standards prospectively from 1 January 2005.

The consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005 as set out below:

US$ million	Footnotes	IFRS 31.12.04	Effect of adoption of IAS 32 and IAS 39	**Pro forma restated IFRS 01.01.05**
Intangible assets		2,644	-	2,644
Tangible assets	(1)	33,172	(173)	32,999
Biological assets		374	-	374
Environmental rehabilitation trusts		237	-	237
Investments in associates		3,486	4	3,490
Fixed asset investments	(2)	1,084	(1,084)	-
Financial asset investments	(2)	-	1,142	1,142
Deferred tax assets		128	(1)	127
Other financial assets (derivatives)	(3)	-	675	675
Other non-current assets		66	-	66
Total non-current assets		**41,191**	**563**	**41,754**
Inventories		3,549	-	3,549
Trade and other receivables		5,534	(86)	5,448
Current tax assets		220	-	220
Other current financial assets (derivatives)	(3)	-	670	670
Current asset investments	(2)	2	(2)	-
Current financial asset investments	(2)	-	2	2
Cash and cash equivalents		2,955	-	2,955
Total current assets		**12,260**	**584**	**12,844**
Total assets		**53,451**	**1,147**	**54,598**
Short term borrowings	(4)	(3,383)	(63)	(3,446)
Trade and other payables		(5,368)	78	(5,290)
Current tax liabilities		(831)	1	(830)
Other current financial liabilities (derivatives)	(3)	-	(628)	(628)
Total current liabilities		**(9,582)**	**(612)**	**(10,194)**
Medium and long term borrowings	(4)	(7,817)	(144)	(7,961)
Retirement benefit obligations		(1,201)	-	(1,201)
Other financial liabilities (derivatives)	(3)	-	(610)	(610)
Deferred tax liabilities		(5,810)	92	(5,718)
Provisions		(1,328)	-	(1,328)
Total non-current liabilities		**(16,156)**	**(662)**	**(16,818)**
Total liabilities		**(25,738)**	**(1,274)**	**(27,012)**
Net assets		**27,713**	**(127)**	**27,586**
Equity				
Called-up share capital		747	-	747
Share premium account		1,633	-	1,633
Other reserves		3,074	226	3,300
Cash flow hedge reserve	(3)	-	50	50
Convertible debt reserve	(5)	-	128	128
Available for sale reserve	(2)	-	48	48
Other		3,074	-	3,074
Retained earnings	(5)	17,671	(231)	17,440
Equity attributable to equity shareholders of the Company		**23,125**	**(5)**	**23,120**
Minority interests		4,588	(122)	4,466
Total equity		**27,713**	**(127)**	**27,586**

13. Adoption of IAS 32 and IAS 39 (continued)

The IFRS news release issued on 9 May 2005 set out a detailed reconciliation by adjustment type on adoption of IAS 32 and IAS 39. The pro forma information presented in the news release however assumed application of IAS 32 and IAS 39 from 1 January 2004. As such, it is slightly different to the information restated here, for statutory purposes, which applies the standards prospectively from 1 January 2005. The detailed accounting policies for the Group's financial instruments are set out in note 14.

The key changes in accounting policy on adoption of IAS 32 and IAS 39 are:

- recognition and fair value of derivatives, including embedded derivatives;
- fair value of investments that were previously cost accounted; and
- the separation of the equity conversion option within convertible debt instruments.

The following notes explain the material adjustments made at 1 January 2005 to the Group's balance sheet at 31 December 2004 to reflect the adoption of IAS 32 and IAS 39.

(1) The reduction in tangible fixed assets was largely due to a $171 million impairment triggered by the recognition of an embedded derivative. The derivative was in a commercial purchase contract in a Base Metals' operation and the resulting financial asset increased the carrying value of total assets over their recoverable amount, being their value in use. The value in use of the Base Metals operation was calculated using forecast cash flows discounted using a pre-tax discount rate equivalent to a real post-tax discount rate of six per cent, adjusted for any risks that were not reflected in the underlying cash flows. The resulting impairment provision, net of deferred tax, was taken through retained earnings as at 1 January 2005 in accordance with transitional provisions set out in IFRS 1.

(2) On adoption of the two standards, loans and equity investments that were previously classified as fixed asset investments were reclassified as financial asset investments and accounted for as available for sale, fair value through profit or loss, held to maturity or loans and receivables as defined by IAS 39. On transition, equity investments meeting the definition of available for sale were restated to their fair values. The respective $58 million adjustment, being the difference in carrying values between fixed asset investments and the reclassified financial asset investments, was taken to the available for sale reserve, net of deferred tax of $10 million. No items were classified as fair value through profit or loss or as held to maturity.

The Group's $526 million investment in DBI 10% non-cumulative, redeemable preference shares were reclassified from equity to loans and receivables as they meet the definition of debt within IAS 32. No further adjustment was required on reclassification of all other loans to loans and receivables, as their carrying value under UK GAAP was equivalent to amortised cost under IAS 39.

(3) All outstanding derivatives, other than commodity contracts which meet the normal sale exemption criteria of IAS 39, are now recognised on the balance sheet at their mark-to-market value and are disclosed within other financial assets (derivatives) or other financial liabilities (derivatives). Derivatives designated as hedges are classified as current or non-current depending on the maturity of the derivative. Derivatives not designated as hedges are classified as current in accordance with IAS 1. Derivative financial instruments that were designated and effective as hedges of future cash flows as at 1 January 2005 were fair valued through the cash flow hedge reserve at that date. Derivatives not designated as cash flow hedges as at 1 January 2005 were fair valued through retained earnings.

(4) The $63 million increase in short term borrowings follows the separate presentation of foreign currency derivatives within other financial assets/(liabilities) (derivatives). The net $144 million increase in medium and long term borrowings is due to the separate presentation of foreign currency derivatives and the inclusion of the fair value of the interest rate risk that is being hedged, in the carrying amount of the debt. This is partially offset by a $143 million reduction in liabilities following the separation of the conversion option from the Group's convertible debt instruments.

(5) The conversion option within the convertible bond issued by the Company was fair valued at the date of issue and is included in equity, net of deferred tax.

The conversion option within the convertible bond issued by AngloGold Ashanti is classified as a liability within other financial liabilities (derivatives). This accounting treatment follows recent IFRIC guidance.

Notes to financial information

14. Basis of preparation

14.1 The financial information set out herein does not constitute the Company's statutory accounts for the year ended 31 December 2005, but is derived from those accounts which were approved by the board of directors on 21 February 2006. Statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies, and those for 2005 will be delivered following the Company's annual general meeting convened for 25 April 2006. The auditors have reported on these accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

14.2 Accounting policies

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations for the first time and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The disclosure required by IFRS 1 *First-time adoption of International Financial Reporting Standards* concerning the transition from UK GAAP to IFRSs is given in notes 12 and 13. Accordingly the Group complies with all IFRSs including those adopted for use in the EU. The financial information has been prepared under the historical cost convention as modified by the revaluation of biological assets and certain financial instruments. A summary of the principal Group accounting policies is set out below, together with an explanation of where changes have been made to previous IFRS policies on the adoption of new accounting standards in the year.

The preparation of financial information in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Early adoption of standards

The Group, as a first-time IFRS reporter, has adopted early with effect from 1 January 2004 the following standards and interpretations as at 31 December 2005, the reporting date of the Group's first IFRS financial statements.

- IAS 19 *Employee Benefits amendments*
- IFRS 6 *Exploration for and Evaluation of Mineral Resources*
- IFRIC 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*
- IFRIC 2 *Members' Shares in Co-operative Entities and Similar Instruments*
- IFRIC 4 *Determining Whether an Arrangement Contains a Lease*
- IFRIC 5 *Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*

We note that IFRS 6 does not impact the Group's existing policy for exploration and evaluation expenditure.

Changes in accounting policies

The following IFRS accounting policy changes have been made with effect from 1 January 2005:

1) Financial instruments; and
2) Held for sale assets and discontinued operations.

1) Financial instruments

The Group has taken the exemption under IFRS 1 to apply IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. As such, the financial information presented for the year ended 31 December 2004 excludes any adjustments required from adoption of these two standards.

As set out in note 13, the consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005. The accounting policies for financial instruments are set out below.

2) Held for sale assets and discontinued operations

The Group has applied IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* prospectively from 1 January 2005. Application of the policy change is in accordance with transitional provisions set out in the standard.

Previously, the Group applied IAS 35 *Discontinuing Operations* which required the restatement of comparative information once an operation was identified as discontinuing.

Non-current assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) and associated liabilities held for sale are measured at the lower of carrying amount and fair value less costs to sell. Any resulting impairment is reported through the income statement as a special item. On classification as held for sale, the assets are no longer depreciated. Comparative amounts are not adjusted.

Discontinued operations are classified as held for sale and are either a separate major line of business or geographical area of operations that have been sold or are part of a single co-ordinated plan to be disposed of, or is a subsidiary acquired exclusively with a view to sale. Once an operation has been identified as discontinued, or is reclassified as continuing, the comparative information is restated.

Notes to financial information (continued)

14. Accounting policies (continued)

$757 million of assets and $283 million of liabilities associated with disposal groups were reclassified as held for sale during the year. These disposal groups were sold prior to year end and no new disposal groups were identified as at 31 December 2005. Impairment charges of $36 million, after tax and minority assets, were recorded on the reclassification of these assets.

Basis of consolidation
The financial information incorporates a consolidation of the financial information of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group. Intra-group transactions, balances, income and expenses are eliminated on consolidation, where appropriate.

The interest of minority shareholders is initially stated at the minority's proportion of the fair values of the assets and liabilities recognised on acquisition. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Associates
Associates are investments over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee. Typically the Group owns between 20% and 50% of the voting equity of its associates. Investments in associates are accounted for using the equity method of accounting except when classified as held for sale.

Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition is recognised as goodwill. Where the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition exceeds the cost of the acquisition, the surplus, which represents the discount on the acquisition, is credited to the income statement in the period of acquisition.

The Group's share of associates' profit or loss is based on their most recent audited financial statements or unaudited interim statements drawn up to the Group's balance sheet date.

The total carrying values of investments in associates represent the cost of each investment including the carrying value of goodwill, the share of post-acquisition retained earnings, any other movements in reserves and any long term debt interests which in substance form part of the Group's net investment. The carrying values of associates are reviewed on a regular basis and if an impairment in value has occurred, it is written off in the period in which those circumstances are identified. The Group's share of an associate's losses in excess of its interest in that associate is not recognised unless the Group has an obligation to fund such losses.

Joint venture entities
A joint venture entity is an entity in which the Group holds a long term interest and shares joint control over the strategic, financial and operating decisions with one or more other venturers under a contractual arrangement.

The Group's share of the assets, liabilities, income, expenditure and cash flows of jointly controlled entities are accounted for using proportionate consolidation. Proportionate consolidation combines the Group's share of the results of the joint venture entity on a line by line basis with similar items in the Group's financial information.

Joint venture operations
The Group has contractual arrangements with other participants to engage in joint activities other than through a separate entity. The Group includes its assets, liabilities, expenditure and its share of revenue in such joint venture operations with similar items in the Group's financial statements.

Revenue recognition
Revenue is derived principally from the sale of goods and is measured at the fair value of consideration received or receivable, after deducting discounts, volume rebates, value added tax and other sales taxes. A sale is recognised when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, and the goods have been delivered to a contractually agreed location.

Revenue from metal mining activities is based on the payable metal sold. Revenues from the sale of material by-products are included within revenue.

Where a by-product is not regarded as significant, revenue may be credited against the cost of sales. The amount credited to cost of sales for the year ended 31 December 2005 was $76 million and $81 million for the year ended 31 December 2004 and relates principally to AngloGold Ashanti which credits uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production costs.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Notes to financial information (continued)

14. Accounting policies (continued)

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Business combinations and goodwill arising thereon
At the date of acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary, joint venture entity or an associate which can be measured reliably are recorded at their provisional fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is attributed to goodwill. Provisional fair values are finalised within 12 months of the acquisition date.

Goodwill in respect of subsidiaries and joint ventures is included within intangible fixed assets. Goodwill relating to associates is included within the carrying value of the associate.

Where the fair values of the identifiable net assets acquired exceeds the cost of the acquisition, the surplus, which represents the discount on the acquisition, is credited to the income statement in the period of acquisition.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP carrying value subject to being tested for impairment at that date. Subsequent impairment tests are performed in accordance with the impairment policy set out below. Goodwill that was eliminated against reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any profit or loss on disposal.

Negative goodwill arising on acquisitions prior to 31 December 2003 has been eliminated against retained earnings at that date.

Tangible assets
Mining properties and leases include the cost of acquiring and developing mining properties and mineral rights.

Mining properties are depreciated down to their residual values using the unit-of-production method based on proven and probable reserves. Depreciation is charged on new mining ventures from the date that the mining property is capable of commercial production. When there is little likelihood of a mineral right being exploited, or the value of the exploitable mineral right has diminished below cost, a write-down to the recoverable amount is charged to the income statement.

Stripping costs incurred during the production phase to remove additional overburden or waste ore are deferred when they give access to future economic benefits and charged to operating costs using the expected average stripping ratio over the average life of the area being mined. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine, per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in light of additional knowledge and changes in estimates. The cost of stripping in any period will therefore be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

Land and properties in the course of construction are carried at cost, less any recognised impairment. Depreciation commences when the assets are ready for their intended use. Buildings and plant and equipment are depreciated down to their residual values at varying rates, on the straight-line basis over their estimated useful lives or the life of mine, whichever is shorter. Estimated useful lives normally vary from up to 20 years for items of plant and equipment to a maximum of 50 years for buildings.

Residual values and useful economic lives are reviewed at least annually.

Assets held under finance leases are depreciated over the shorter of the lease term and the expected useful lives of the assets.

Licences and other intangibles
Licences and other intangibles are measured initially at purchase cost and are amortised on a straight line basis over their estimated useful lives. Estimated useful lives vary between 3 and 5 years.

Impairment of tangible and intangible assets excluding goodwill
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment is recognised immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment is recognised as income immediately.

14. Accounting policies (continued)

Impairment of goodwill
Goodwill arising on business combinations is allocated to the group of cash-generating units that are expected to benefit from the synergies of the combination and represents the lowest level at which goodwill is monitored by the Group's board of directors for internal management purposes. The recoverable amount of the group of cash-generating units to which goodwill has been allocated is tested for impairment annually on a consistent date during each financial year, or when such events or changes in circumstances indicate that it may be impaired.

Any impairment is recognised immediately in the income statement. Impairments of goodwill are not subsequently reversed.

Research and exploration expenditure
Research and exploration expenditure is written off in the year in which it is incurred. When a decision is taken that a mining property is economically feasible and should be developed for commercial production, all further directly attributable, pre-production expenditure is capitalised within tangible assets. Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

Capitalised pre-production expenditure prior to commercial production is assessed for impairment in accordance with the Group accounting policy stated above.

Biological assets: afforestation and other agricultural activity
Afforestation and other agricultural assets are measured at their fair values less estimated selling costs during the period of biological transformation, from initial recognition up to the point of harvest. The fair values are determined based on current market prices for the assets in their present location and condition.

Changes in fair value are recognised in the income statement within other gains and losses for the period between planting and harvest. At point of harvest, the carrying value of afforestation and other agricultural assets is transferred to inventory.

Directly attributable costs incurred during the period of biological transformation are capitalised and presented within cash flows from investing activities in the cash flow statement.

Inventory
Inventory and work-in-progress are valued at the lower of cost and net realisable value. The production cost of inventory includes an appropriate proportion of depreciation and production overheads. Cost is determined on the following bases:

- raw materials and consumables are valued at cost on a first-in, first-out (FIFO) basis;
- finished products are valued at raw material cost, labour cost and a proportion of manufacturing overhead expenses;
- metal and coal stocks are included within finished products and are valued at average cost.

Retirement benefits
The Group operates both defined benefit and defined contribution schemes for its employees as well as post retirement medical plans. For defined contribution schemes the amount charged to the income statement is the contributions paid or payable during the year.

For defined benefit pension and post-retirement medical plans, full actuarial valuations are carried out every three years using the projected unit credit method and updates are performed for each financial year end. The average discount rate for the plans' liabilities is based on AA rated corporate bonds of a suitable duration and currency. Pension plans' assets are measured using period end market values.

The Group has adopted the amendment to IAS 19 and as such actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognised immediately in the consolidated statement of recognised income and expense. Any increase in the present value of plan liabilities expected to arise from employee service during the period is charged to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in investment income and interest expense.

Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Taxation
The tax expense represents the sum of the current tax charge and the movement in deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Notes to financial information (continued)

14. Accounting policies (continued)

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the tax profit nor accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures, and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Leases
Rental costs under operating leases are charged to the income statement in equal annual amounts over the lease term.

Assets held under finance leases are recognised as assets of the Group on inception of the lease at the lower of fair value or the present value of the minimum lease payments derived by discounting at the interest rate implicit in the lease. The interest element of the rental is charged against profit so as to produce a constant periodic rate of interest on the remaining balance of the liability, unless it is directly attributable to qualifying assets, in which case it is capitalised in accordance with the Group's general policy on borrowing costs (see below).

Discontinuing operations (pre 1 January 2005)
Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

Once an operation has been identified as discontinuing, or is reclassified as continuing, the comparative information is restated.

Non-current assets held for sale and discontinued operations
(post 1 January 2005)
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when it is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets are classified as held for sale from the date these conditions are met and are measured at the lower of carrying amount and fair value less costs to sell. Any resulting impairment is reported through the income statement as a special item. On classification as held for sale the assets are no longer depreciated. Comparative amounts are not adjusted.

Discontinued operations are classified as held for sale and are either a separate major line of business or geographical area of operations that have been sold or are part of a single co-ordinated plan to be disposed of, or is a subsidiary acquired exclusively with a view to sale. Once an operation has been identified as discontinued, or is reclassified as continuing, the comparative information is restated.

Restoration, rehabilitation and environmental costs
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mining property. Such costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against profits over the life of the operation, through the depreciation of the asset and the unwinding of the discount on the provision. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

Changes in the measurement of a liability relating to the decommissioning of plant or other site preparation work that result from changes in the estimated timing or amount of the cash flow, or a change in the discount rate, are added to, or deducted from, the cost of the related asset in the current period. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy above.

Notes to financial information (continued)

14. Accounting policies (continued)

For some South African operations annual contributions are made to dedicated environmental rehabilitation trusts to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The Group exercises full control of these trusts and therefore the trust is consolidated. The trusts' assets are recognised separately on the balance sheet as non-current assets at fair value. Interest earned on funds invested in the environmental rehabilitation trusts are accrued on a time proportion basis and recognised as interest income.

Foreign currency transactions and translation
Foreign currency transactions by Group companies are booked in their functional currencies at the exchange rate ruling on the date of transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on retranslation are included in profit or loss for the period and are classified as either operating or financing depending on the nature of the monetary item giving rise to them.

On consolidation, the assets and liabilities of the Group's overseas operations are translated into the presentation currency of the Group at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period where these approximate the rates at the dates of transactions. Exchange differences arising, if any, are classified within equity and transferred to the Group's currency translation reserve. The Group elected to set the currency translation reserve to zero at 1 January 2004 in accordance with IFRS 1. Exchange differences on foreign currency loans that form part of the Group's net investment in these foreign operations are offset in the currency translation reserve.

Cumulative translation differences arising after the transition date to IFRS are recognised as income or as expenses in the period in which the operation they relate to is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets of the foreign entity and translated at the closing rate. Where applicable, the Group has elected to treat goodwill arising on acquisitions before the date of transition to IFRS as US dollar denominated assets.

Borrowing costs
Interest on borrowings directly relating to the financing of qualifying capital projects under construction is added to the capitalised cost of those projects during the construction phase, until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Share-based payments
The Group has applied the requirements of IFRS 2 *Share-based payments*. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005.

The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant. For those share schemes which do not include non-market vesting conditions, the fair value is determined using the Monte Carlo method at the grant date and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model. For all other share awards, the fair value is determined by reference to the market value of the share at the date of grant. For all share schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

Employee benefit trust
The carrying value of shares held by the employee benefit trust are recorded as treasury shares, shown as a reduction in retained earnings within shareholders' equity.

Presentation currency
As permitted by UK company law, the Group results are presented in US dollars, the currency in which most of its business is conducted.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with short term, highly liquid investments that are readily convertible to a known amount of cash and that are subject to an insignificant risk of changes in value. Bank overdrafts are also included as a component of cash and cash equivalents. Bank overdrafts are shown within short term borrowings in current liabilities on the balance sheet. Cash and cash equivalents in the cash flow statement are shown net of overdrafts.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

Notes to financial information (continued)

14. Accounting policies (continued)

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Investments (pre 1 January 2005)
Investments, other than investments in subsidiaries, joint ventures and associates, are fixed asset investments and are included at cost less provision for any impairment in value.

Hedging transactions (pre 1 January 2005)
In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Group enters into forward, option and swap contracts. Gains and losses on these contracts are recognised in the period to which the gains and losses of the underlying transactions relate. Net income or expense associated with interest rate swap agreements is recognised on the accrual basis over the life of the swap agreements as a component of interest. Where commodity option contracts hedge anticipated future production or purchases, the Group amortises the option premiums paid over the life of the option and recognises any realised gains and losses on exercise in the period in which the hedged production is sold or commodity purchases are made.

Convertible debt (pre 1 January 2005)
Convertible bonds are recorded entirely as liabilities, irrespective of the probability of future conversion, until either converted or redeemed.

Investments (post 1 January 2005)
Investments, other than investments in subsidiaries, joint ventures and associates, are financial asset investments and are initially recorded at fair value. At subsequent reporting dates, financial assets that the Group has the expressed intention and ability to hold to maturity ('held-to-maturity') as well as 'loans and receivables' are measured at amortised cost, less any impairment. The amortisation of any discount or premium on the acquisition of a held-to-maturity investment is recognised in the income statement in each period using the effective interest method.

Investments other than those classified as held-to-maturity or loans and receivables are classified as either fair value through profit or loss, which includes investments held for trading, or available for sale investments. Both sub categories are measured at each reporting date at fair value. Where investments are held for trading purposes, unrealised gains and losses for the period are included in the income statement for the period within other gains and losses. For available for sale investments, unrealised gains and losses are recognised in equity until the security is disposed or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement.

Current financial asset investments (post 1 January 2005)
Current financial asset investments consist mainly of bank term deposits and fixed and floating rate debt securities. Debt securities that are intended to be held to maturity are recorded on the amortised cost basis. Debt securities that are not intended to be held to maturity are recorded at the lower of cost and market value.

Convertible debt (post 1 January 2005)
Convertible bonds denominated in the functional currency of the entity issuing the shares are regarded as compound instruments, consisting of a liability and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt and is recorded within borrowings. The difference between the proceeds of issue of the convertible bond and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Group, is included in equity.

Where the embedded option is in a convertible bond denominated in a currency other than the functional currency of the entity issuing the shares, the option is classified as a liability, in accordance with IFRIC guidance issued in their published update following their April 2005 meeting. The option is marked to market with subsequent gains and losses being recorded through the income statement within net finance costs.

Issue costs are apportioned between the liability and equity components of the convertible bonds where appropriate based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

The interest expense on the liability component is calculated by applying the effective interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond.

Financial liabilities and equity instruments (post 1 January 2005)
Financial liabilities and equity instruments are classified and accounted for as debt or equity according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings
Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct transaction costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis and charged to the income statement using the effective interest method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Notes to financial information (continued)

14. Accounting policies (continued)

Derivative financial instruments and hedge accounting (post 1 January 2005)
In order to hedge its exposure to foreign exchange, interest rate and commodity price risk, the Group enters into forward, option and swap contracts. The Group does not use derivative financial instruments for speculative purposes. Commodity based (normal purchase or normal sale) contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

All derivatives are held at fair value in the balance sheet within other financial assets (derivatives) or other financial liabilities (derivatives), and, when designated as hedges, are classified as current or non-current depending on the maturity of the derivative. Derivatives that are not designated as hedges are classified as current, in accordance with IAS 1, even when their actual maturity is expected to be greater than one year.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of a non-financial asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from remeasuring the associated derivative are recognised in profit or loss.

The gain or loss on hedging instruments relating to the effective portion of a net investment hedge is recognised in equity. The ineffective portion is recognised immediately in the income statement. Gains or losses accumulated in equity are included in the income statement when the foreign operations are disposed of.

Changes in the fair value of any derivative instruments that are not hedge accounted are recognised immediately in the income statement and are classified within other gains and losses or net finance costs or income depending on the type of risk the derivative relates to.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, revoked, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedge transaction is no longer expected to occur, the net cumulative gain or loss previously recognised in equity is included in the income statement of the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts themselves are not carried at fair value with unrealised gains or losses reported in the income statement.

Production statistics

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for Collahuasi in Base Metals which is quoted on a 100% basis.

	2005	2004
Anglo Platinum (troy ounces)[1][2]		
Platinum	**2,502,000**	2,498,200
Palladium	**1,376,700**	1,331,800
Rhodium	**333,500**	258,600
Platinum Group Metals (PGM's)	**4,212,200**	4,088,600
Nickel (tonnes)	**20,900**	22,700
AngloGold Ashanti (gold in troy ounces)[2]		
South Africa	**2,676,000**	2,857,000[3]
Argentina	**211,000**	211,000
Australia	**455,000**	410,000
Brazil	**346,000**	334,000
Ghana	**680,000**	485,000
Guinea	**246,000**	83,000
Mali	**528,000**	475,000
Namibia	**81,000**	66,000
Tanzania	**613,000**	570,000
USA	**330,000**	329,000
Zimbabwe	**-**	9,000
	6,166,000	5,829,000
Gold Fields (gold in troy ounces)[4]		
Gold	**-**	207,000
Anglo Coal (tonnes)		
South Africa:		
Eskom	**34,327,900**	33,668,300
Trade - Thermal	**20,281,100**	18,648,600
Trade - Metallurgical	**2,268,800**	2,143,700
	56,877,800	54,460,600
Australia:		
Thermal	**16,710,300**	17,378,800
Metallurgical	**9,390,300**	8,203,800
	26,100,600	25,582,600
South America:		
Thermal	**10,066,000**	9,589,600
	93,044,400	89,632,800
Anglo Coal (tonnes)		
South Africa:		
Bank	**3,202,200**	2,733,100
Greenside	**2,730,000**	2,754,800
Goedehoop	**6,298,600**	6,462,100
Isibonelo	**1,358,300**	-
Kriel	**12,030,900**	11,059,500
Kleinkopje	**4,483,500**	4,691,600
Landau	**3,682,900**	3,474,100
New Denmark	**4,139,400**	4,975,800
New Vaal	**17,100,000**	17,312,000
Nooitgedacht	**794,400**	676,600
Mafube	**1,057,600**	321,000
	56,877,800	54,460,600

[1] Includes Anglo Platinum's share of Northam Platinum Limited, 48,800 ounces (2004: 44,500 ounces).
[2] See the published results of Anglo American Platinum Limited, Northam Limited, AngloGold Ashanti Limited and Gold Fields Limited for further analysis of production information.
[3] Excludes production at Ergo which has been closed.

Production statistics (continued)

			2005	2004
Anglo Coal (tonnes) (continued)				
Australia:				
Callide			**9,500,000**	9,355,300
Drayton			**4,099,000**	4,278,800
Dartbrook			**1,495,500**	2,268,100
German Creek			**3,560,000**	4,047,600
Jellinbah East			**851,100**	925,200
Moranbah			**3,432,800**	1,125,900
Dawson Complex			**3,162,200**	3,581,700
			26,100,600	25,582,600
South America:				
Carbones Del Guasare			**1,409,700**	1,677,600
Carbones Del Cerrejon			**8,656,300**	7,912,000
			10,066,000	9,589,600
Anglo Base Metals				
Copper[1]				
Collahuasi				
100% basis (Anglo American 44%)				
Ore mined		tonnes	**40,705,000**	50,342,000
Ore processed	Oxide	tonnes	**6,461,000**	6,610,000
	Sulphide	tonnes	**36,659,000**	34,844,000
Ore grade processed	Oxide	% Cu	**0.9**	0.9
	Sulphide	% Cu	**1.0**	1.3
Production	Copper concentrate	dmt	**1,234,000**	1,280,400
	Copper cathode	tonnes	**60,700**	58,200
	Copper in concentrate	tonnes	**366,400**	422,800
Total copper production for Collahuasi		tonnes	**427,100**	481,000
Minera Sur Andes				
Los Bronces mine				
Ore mined		tonnes	**22,146,000**	20,995,000
Marginal ore mined		tonnes	**27,936,000**	29,187,000
Las Tortolas concentrator	Ore processed	tonnes	**21,034,000**	20,572,000
	Ore grade processed	% Cu	**1.0**	1.1
	Average recovery	%	**88.3**	89.5
Production	Copper concentrate	dmt	**510,000**	549,000
	Copper cathode	tonnes	**38,800**	31,800
	Copper in concentrate	tonnes	**188,500**	199,800
	Total	tonnes	**227,300**	231,600
El Soldado mine				
Ore mined	Open pit – ore mined	tonnes	**2,907,000**	4,971,000
	Open pit – marginal ore mined	tonnes	**384,000**	1,061,000
	Underground (sulphide)	tonnes	**1,996,000**	2,687,000
	Total	tonnes	**5,287,000**	8,719,000
Ore processed	Oxide	tonnes	**665,000**	661,000
	Sulphide	tonnes	**7,004,000**	6,976,000
Ore grade processed	Oxide	% Cu	**1.3**	1.4
	Sulphide	% Cu	**1.1**	1.1
Production	Copper concentrate	dmt	**210,500**	216,700
	Copper cathode	tonnes	**6,500**	8,100
	Copper in concentrate	tonnes	**60,000**	60,700
	Total	tonnes	**66,500**	68,800

[1] 2005 copper production figures exclude Palabora and Hudson Bay.

Production statistics (continued)

			2005	2004
Anglo Base Metals (continued)				
Chagres Smelter				
Copper concentrate smelted		tonnes	**144,800**	170,400
Production	Copper blister/anodes	tonnes	**138,100**	165,000
	Acid	tonnes	**371,900**	440,500
Total copper production for Minera Sur Andes group		tonnes	**293,800**	300,400
Mantos Blancos				
Mantos Blancos mine				
Ore processed	Oxide	tonnes	**4,535,000**	4,476,000
	Sulphide	tonnes	**3,954,000**	4,103,000
	Marginal ore mined	tonnes	**5,337,000**	9,359,000
Ore grade processed	Oxide	%Cu (soluble)	**0.8**	0.7
	Sulphide	%Cu (insoluble)	**1.1**	1.0
	Marginal ore	%Cu (soluble)	**0.4**	0.4
Production	Copper concentrate	dmt	**105,300**	94,400
	Copper cathode	tonnes	**48,600**	58,200
	Copper in concentrate	tonnes	**39,100**	36,700
	Total	tonnes	**87,700**	94,900
Mantoverde mine				
Ore processed	Oxide	tonnes	**9,439,000**	9,017,000
	Marginal ore	tonnes	**3,625,000**	7,028,000
Ore grade processed	Oxide	%Cu (soluble)	**0.7**	0.7
	Marginal ore	%Cu (soluble)	**0.3**	0.3
Production	Copper cathode	tonnes	**62,000**	60,100
Black Mountain and Hudson Bay		tonnes	**3,200**	79,500
Other		tonnes	**-**	19,400
Total attributable copper production		tonnes	**634,600**	766,000
Nickel, Niobium and Mineral Sands				
Nickel				
Codemin				
Ore mined		tonnes	**528,600**	403,000
Ore processed		tonnes	**521,400**	521,300
Ore grade processed		% Ni	**2.1**	1.4
Production		tonnes	**9,600**	6,500
Loma de Niquel				
Ore mined		tonnes	**1,317,000**	1,265,000
Ore processed		tonnes	**1,169,000**	1,204,000
Ore grade processed		% Ni	**1.6**	1.7
Production		tonnes	**16,900**	17,400
Other		tonnes	**-**	100
Total attributable nickel production		tonnes	**26,500**	24,000
Niobium				
Catalão				
Ore mined		tonnes	**723,100**	568,100
Ore processed		tonnes	**672,300**	572,500
Ore grade processed		Kg Nb/tonne	**11.00**	11.04
Production		tonnes	**4,000**	3,500
Mineral Sands				
Namakwa Sands				
Ore mined		tonnes	**18,100,000**	18,618,000
Production	Ilmenite	tonnes	**316,100**	320,600
	Rutile	tonnes	**29,100**	23,700
	Zircon	tonnes	**128,600**	119,100
Smelter production	Slag tapped	tonnes	**164,400**	169,300
	Iron tapped	tonnes	**105,400**	105,900

Production statistics (continued)

			2005	2004
Anglo Base Metals (continued)				
Zinc and Lead				
Black Mountain				
Ore mined		tonnes	**1,413,000**	1,518,000
Ore processed		tonnes	**1,350,000**	1,500,000
Ore grade processed	Zinc	% Zn	**3.3**	2.7
	Lead	% Pb	**3.7**	3.0
	Copper	% Cu	**0.4**	0.5
Production	Zinc in concentrates	tonnes	**32,100**	28,200
	Lead in concentrates	tonnes	**42,200**	37,500
	Copper in concentrates	tonnes	**3,200**	5,200
Hudson Bay				
Ore mined		tonnes	**-**	2,484,000
Ore processed		tonnes	**-**	2,419,000
Ore grade processed	Copper	% Cu	**-**	2.2
	Zinc	% Zn	**-**	5.2
Concentrate treated	Copper	tonnes	**-**	274,900
	Zinc	tonnes	**-**	216,500
Production (domestic)	Copper	tonnes	**-**	40,000
	Zinc	tonnes	**-**	105,200
Production (total)	Copper	tonnes	**-**	74,300
	Zinc	tonnes	**-**	107,000
	Gold	ounces	**-**	73,400
	Silver	ounces	**-**	1,020,900
Lisheen				
Ore mined		tonnes	**1,527,000**	1,475,000
Ore processed		tonnes	**1,461,000**	1,460,000
Ore grade processed	Zinc	% Zn	**12.0**	11.7
	Lead	% Pb	**2.0**	1.8
Production	Zinc in concentrate	tonnes	**159,300**	156,300
	Lead in concentrate	tonnes	**20,800**	17,200
Skorpion				
Ore mined		tonnes	**1,199,000**	1,304,000
Ore processed		tonnes	**1,280,000**	1,187,000
Ore grade processed	Zinc	% Zn	**12.4**	12.3
Production	Zinc	tonnes	**132,800**	119,200
Total attributable zinc production		tonnes	**324,200**	410,700
Anglo Industrial Minerals (tonnes)				
Aggregates			**83,333,400**	70,448,300
Lime products			**1,428,100**	1,185,700
Concrete (m^3)			**8,353,200**	8,310,800
Sodium tripolyphosphate			**106,000**	115,700
Phosphates			**1,036,200**	1,169,300

Production statistics (continued)

		2005	2004
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers	tonnes	**2,705,691**	2,600,291
Corrugated board and boxes	m m^2	**2,253**	2,103
Paper sacks	m units	**3,282**	3,251
Coating and release liners	m m^2	**1,688**	1,661
Pulp – external	tonnes	**170,420**	153,045
Mondi Business Paper			
Uncoated wood free paper	tonnes	**1,890,079**	1,881,851
Newsprint	tonnes	**186,929**	182,351
Pulp – external	tonnes	**127,745**	53,142
Wood chips	green metric tonnes	**1,747,290**	2,125,858
Mondi Packaging South Africa			
Packaging papers	tonnes	**372,992**	365,557
Corrugated board and boxes	m m^2	**330**	335
Newsprint Joint Ventures			
Newsprint (attributable share)	tonnes	**316,459**	368,635
Anglo Ferrous Metals and Industries (tonnes)			
Kumba Resources Limited			
Iron ore production			
Lump		**18,747,000**	18,248,000
Fines		**12,240,000**	11,864,000
Total iron ore		**30,987,000**	30,112,000
Coal			
Power station coal		**14,573,000**	14,017,000
Coking coal		**2,273,000**	2,409,000
Steam coal		**2,993,000**	3,018,000
Total coal		**19,839,000**	19,444,000
Zinc metal		**119,000**	116,000
Heavy minerals[1]			
Ilmenite		**356,000**	498,000
Scaw Metals			
Rolled products		**386,500**	458,000
Cast products		**133,900**	110,000
Grinding media		**461,400**	429,000
Highveld Steel			
Rolled products		**684,000**	674,013
Continuous cast blocks		**874,900**	922,477
Vanadium slag		**66,800**	67,587
Samancor			
Manganese ore (mtu m)		**88**	106
Manganese alloys		**309,000**	321,100
Tongaat- Hulett			
Sugar		**861,000**	756,000
Aluminium		**192,000**	162,000
Starch and glucose		**595,000**	576,000
Hippo Valley			
Sugar		**194,000**	200,000

[1] Further details of heavy minerals production are available in Kumba's annual report.

Reconciliation of subsidiaries' and associates' headline earnings to the underlying earnings included in the consolidated financial statements

For the year ended 31 December 2005
Note only key reported lines are reconciled

AngloGold Ashanti Limited	**2005 US$ million**
IFRS adjusted headline earnings (published)	200
Exploration	45
Other adjustments	1
	246
Minority interest	(121)
Depreciation on assets fair valued on acquisition (net of tax)	(20)
Contribution to Anglo American plc underlying earnings	**105**

Anglo Platinum Limited	**2005 US$ million**
IFRS headline earnings (US$ equivalent of published)	664
Exploration	21
Other adjustments	(2)
	683
Minority interest	(173)
Depreciation on assets fair valued on acquisition (net of tax)	(51)
Impact of change in South African corporate tax rate on assets fair valued on acquisition	24
Contribution to Anglo American plc underlying earnings	**483**

DB Investments (DBI)	**2005 US$ million**
DBI headline earnings before class action payment (100%)	824
Adjustments[1]	34
DBI headline earnings before class action payment – AA plc basis (100%)	858
AA plc's 45% ordinary share interest	386
Income from preference shares	44
Contribution to Anglo American plc underlying earnings	**430**

[1] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS 19. As AA plc has early adopted the amended version of IAS 19, this charge has been included in the deficit booked to reserves in prior years.

Kumba Resources Limited	**2005 US$ million**
IFRS headline earnings (US$ equivalent of published)	373
Depreciation on assets fair valued on acquisition (net of tax)	(16)
Impact of change in South African corporate tax rate on assets fair valued on acquisition	10
Exploration	21
Other adjustments	(6)
	382
Minority interest	(130)
STC credit on special dividends	9
Contribution to Anglo American plc underlying earnings	**261**

Reconciliation of subsidiaries' and associates' headline earnings to the underlying earnings included in the consolidated financial statements (continued)

Highveld Steel and Vanadium Corporation Limited	**2005 US$ million**
IFRS headline earnings (US$ equivalent of published)	270
Other adjustments	4
	274
Minority interest	(57)
STC credit on special dividends	15
Contribution to Anglo American plc underlying earnings	**232**

The Tongaat-Hulett Group Limited	**2005 US$ million**
IFRS headline earnings (US$ equivalent of published)	73
Other adjustments	11
	84
Minority interest	(40)
	44
Add AA plc's share of Hulett Aluminium	5
Contribution to Anglo American plc underlying earnings	**49**

Exchange rates and commodity prices

US$ exchange rates	2005	2004
Average spot prices for the year		
South African rand	**6.37**	6.44
Sterling	**0.55**	0.55
Euro	**0.80**	0.80
Australian dollar	**1.31**	1.36
Chilean peso	**559**	609
Closing spot prices		
South African rand	**6.35**	5.65
Sterling	**0.58**	0.52
Euro	**0.85**	0.74
Australian dollar	**1.36**	1.28
Chilean peso	**512**	556

Commodity prices Average market prices for the year	2005	2004
Gold – US$/oz	**445**	409
Platinum – US$/oz	**897**	847
Palladium – US$/oz	**201**	231
Rhodium – US$/oz	**2,056**	991
Copper – US cents/lb	**167**	130
Nickel – US cents/lb	**668**	628
Zinc – US cents/lb	**63**	48
Lead – US cents/lb	**44**	40
European eucalyptus pulp price (CIF) – US$/tonne	**582**	520

Key financial data

US$ million (unless stated otherwise)	2005	2004
Group revenue including associates	**34,472**	31,938
Less: share of associates' revenue	**(5,038)**	(5,670)
Group revenue	**29,434**	26,268
Operating profit including associates before special items and remeasurements	**6,376**	4,697
Special items and remeasurements	**(447)**	1,030
Net financing, taxation and minority interests of associates	**(328)**	(496)
Total profit from operations and associates	**5,601**	5,231
Net finance costs	**(393)**	(367)
Profit before tax	**5,208**	4,864
Income tax expense	**(1,275)**	(923)
Profit for the financial year	**3,933**	3,941
Minority interests	**(412)**	(440)
Profit attributable to equity shareholders of the Company	**3,521**	3,501
Underlying earnings[1]	**3,736**	2,684
Earnings per share ($)	**2.43**	2.44
Underlying earnings per share ($)	**2.58**	1.87
Ordinary dividend per share (US cents)	**90.0**	70.0
Special dividend per share (US cents)	**33.0**	-
Weighted average number of shares outstanding (million)	**1,447**	1,434
EBITDA[2]	**8,959**	7,031
EBITDA interest cover[3]	**20.0**	18.5
Operating margin (before special items and remeasurements)	**18.5%**	14.7%
Ordinary dividend cover (based on underlying earnings)	**2.9**	2.7
Balance Sheet		
Intangible and tangible fixed assets	**33,368**	35,816
Other non-current assets and investments	**5,375**	5,375
Working capital	**3,719**	3,715
Other net current liabilities	**(1,473)**	(611)
Other non-current liabilities and obligations	**(8,418)**	(8,339)
Net debt	**(4,993)**	(8,243)
Net assets	**27,578**	27,713
Minority interests	**(3,957)**	(4,588)
Equity attributable to the equity shareholders of the Company	**23,621**	23,334
Total capital[4]	**32,571**	35,945
Cash inflows from operations	**7,265**	5,291
Dividends received from associates and investments	**470**	396
Return on capital employed[5]	**19.2%**	14.6%
EBITDA/average total capital	**26.0%**	21.2%
Net debt to total capital[6]	**17.0%**	25.4%

[1] Underlying earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests.

[2] EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.

[3] EBITDA interest cover is EBITDA divided by net finance costs, excluding other net financial income, exchange losses and gains on monetary assets and liabilities and special items and financial remeasurements but including share of associates' net interest expense.

[4] Total capital is the sum of net assets and net debt.

[5] Return on capital employed is calculated as total operating profit before impairments for the year divided by the average total capital less other investments and adjusted for impairments.

[6] Net debt to total capital is calculated as net debt divided by net assets plus net debt less investment in associates.

Summary by business segment

US$ million	Turnover[1] 2005	Turnover[1] 2004	EBITDA[2] 2005	EBITDA[2] 2004	Operating profit/(loss)[3] 2005	Operating profit/(loss)[3] 2004	Underlying earnings/(loss) 2005	Underlying earnings/(loss) 2004
Platinum	**3,714**	3,120	**1,282**	853	**854**	536	**483**	240
Gold	**2,644**	2,409	**871**	694	**332**	296	**105**	139
Diamonds	**3,316**	3,177	**655**	655	**583**	573	**430**	380
Coal	**3,349**	2,382	**1,243**	687	**1,019**	497	**724**	357
South Africa	**1,441**	1,109	**519**	299	**463**	252	**329**	163
Australia	**1,383**	840	**451**	183	**316**	78	**221**	78
South America	**525**	433	**273**	205	**240**	167	**174**	116
Base Metals	**3,647**	3,320	**1,990**	1,625	**1,678**	1,276	**1,240**	1,036
Copper	**2,597**	2,154	**1,590**	1,252	**1,381**	1,048	**983**	855
Collahuasi	**712**	611	**468**	412	**397**	346	**257**	280
Minera Sur Andes	**1,306**	991	**824**	608	**724**	512	**529**	413
Mantos Blancos	**579**	464	**299**	225	**261**	195	**195**	163
Palabora and other	**-**	88	**(1)**	7	**(1)**	(5)	**2**	(1)
Nickel, Niobium, Mineral Sands	**609**	528	**296**	272	**249**	224	**202**	177
Catalão	**49**	44	**20**	28	**18**	26	**17**	29
Codemin	**136**	89	**75**	48	**69**	44	**68**	27
Loma de Níquel	**249**	247	**153**	158	**132**	137	**92**	108
Namakwa Sands	**175**	146	**48**	37	**30**	16	**25**	12
Nkomati and other	**-**	2	**-**	1	**-**	1	**-**	1
Zinc	**441**	638	**157**	131	**102**	38	**100**	37
Black Mountain	**80**	49	**12**	2	**10**	(3)	**10**	3
Hudson Bay	**-**	405	**-**	78	**-**	37	**-**	31
Lisheen	**147**	111	**62**	29	**50**	17	**54**	15
Skorpion	**214**	73	**83**	22	**42**	(13)	**36**	(12)
Other	**-**	-	**(53)**	(30)	**(54)**	(34)	**(45)**	(33)
Industrial Minerals	**4,073**	3,858	**618**	638	**370**	421	**267**	288
Tarmac	**3,784**	3,596	**570**	556	**340**	354	**256**	259
Copebrás	**289**	262	**48**	82	**30**	67	**11**	29
Ferrous Metals and Industries	**6,773**	6,663	**1,779**	1,231	**1,456**	887	**757**	476
Kumba	**1,936**	1,416	**734**	328	**568**	203	**261**	80
Highveld Steel	**1,127**	775	**472**	223	**436**	169	**232**	93
Scaw Metals	**1,029**	910	**145**	110	**121**	85	**85**	59
Samancor Group	**634**	817	**164**	265	**144**	241	**103**	157
Tongaat-Hulett	**1,423**	1,267	**188**	114	**131**	69	**49**	25
Boart Longyear	**618**	872	**87**	103	**67**	72	**35**	37
Terra	**-**	598	**-**	92	**-**	55	**-**	29
Other	**6**	8	**(11)**	(4)	**(11)**	(7)	**(8)**	(4)
Paper and Packaging	**6,956**	6,919	**916**	978	**495**	569	**296**	367
Mondi Packaging	**3,798**	3,751	**528**	530	**293**	297	**194**	193
Mondi Business Paper	**2,050**	2,028	**310**	320	**163**	180	**100**	123
Other	**1,108**	1,140	**78**	128	**39**	92	**2**	51
Exploration	**-**	-	**(150)**	(120)	**(150)**	(120)	**(115)**	(91)
Corporate[4]	**-**	90	**(245)**	(210)	**(261)**	(238)	**(451)**	(508)
	34,472	31,938	**8,959**	7,031	**6,376**	4,697	**3,736**	2,684

[1] Turnover includes share of turnover of joint ventures and associates. Base Metals' turnover is shown after deduction of treatment charges and refining charges (TC/RCs).
[2] EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[3] Operating profit includes operating profit before special items and remeasurements from subsidiaries and joint ventures and share of operating profit (before interest, tax, minority interest, special items and remeasurements) of associates.
[4] Includes Gold Fields. The Group disposed of its holdings in Gold Fields in March 2004.

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
(the 'Company')

Notice of Recommended (including Special) Final Dividend
(Dividend No 14)

The directors have recommended that a dividend on the Company's ordinary share capital in respect of the year ended 31 December 2005 will, subject to approval by shareholders at the Annual General Meeting to be held on Tuesday 25 April 2006, be paid as follows:

Amount (United States currency)	95 cents per ordinary share (notes 1 and 2)
Last day to effect removal of shares between the UK and SA registers	Wednesday 22 February 2006
Currency conversion US$: Rand rate determined	Thursday 23 February 2006
Last day to trade on the JSE Limited ('JSE') to qualify for the dividend	Friday 3 March 2006
Ex-dividend on the JSE from the commencement of trading on	Monday 6 March 2006
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 8 March 2006
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 10 March 2006
Currency conversion US$: £/€ rates determined	Monday 13 March 2006
Removal of shares between the UK and SA registers permissible from	Monday 13 March 2006
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 4 and 5)	Tuesday 4 April 2006
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday 6 April 2006
Dividend warrants posted	Tuesday 2 May 2006
Payment date of dividend	Wednesday 3 May 2006

Notes:

1. This amount includes a special dividend of 33 cents per ordinary share.
2. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday 10 March 2006. Shareholders with an address elsewhere will be paid in US dollars except those registered on the South African branch register who will be paid in South African rand. The currency conversion rates and the amounts per share in South African rand and in pounds sterling/euros will be announced on Thursday 23 February and Monday 13 March 2006 respectively.
3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period from Monday 6 March 2006 to Friday 10 March 2006 (both days inclusive).
4. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.
5. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Wednesday 17 May 2006.
6. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board

N Jordan
Secretary
21 February 2006

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England

South African Transfer Secretaries
Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
PO Box 4844, Johannesburg 2000
South Africa

Appendix 1 Reconciliation of Headline Earnings to Underlying Earnings

In previous reporting periods the Group has reported headline earnings as its primary earnings measure, using the definition of headline earnings which is required to be disclosed by the Johannesburg Stock Exchange ('JSE Ltd'), consistent with that given by the Institute of Investment Management and Research ('IIMR').

Following the adoption of International Financial Reporting Standards, as well as consideration of other restrictions of the definition, the Group believes that an alternative measure would provide a clearer picture of the underlying performance of the Group.

Consequently, the Group has adopted 'Underlying Earnings' as its principal measure of earnings. Underlying earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items are those items of financial performance which the Group believes should be excluded from performance earnings, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include unrealised gains and losses on derivative instruments that are recorded in the income statement, and foreign exchange gains and losses on US$ denominated De Beers preference shares held by a Rand functional subsidiary of the Group.

The table below reconciles profit attributable to shareholders to headline earnings and underlying earnings.

	Year ended 31 Dec 2005	Year ended 31 Dec 2004[1]	6 months ended 30 June 2005	6 months ended 30 June 2004[1]
Profit attributable to shareholders	3,521	3,501	1,838	2,226
Operating special items (income)/expense	186	(25)	55	-
Special items: (profit)/loss on sale of operations	(87)	(1,015)	1	(1,005)
Related tax	12	38	(28)	32
Related minority interest	(35)	2	(14)	(3)
Share of associates' special items	(81)	71	(68)	(2)
Headline earnings[2]	**3,516**	**2,572**	**1,784**	**1,248**
Unrealised losses on non-hedge derivatives	315	-	28	-
Fair value changes on the option component of the AngloGold Ashanti convertible bond	32	-	(32)	-
Foreign exchange on De Beers' preference shares	(72)	112	(91)	49
De Beers' special legal provision	113	-	-	-
Related tax	(21)	-	6	-
Related minority interest	(147)		4	-
Underlying earnings	**3,736**	**2,684**	**1,699**	**1,297**

[1] IAS 39 was not effective in 2004 and therefore did not result in any gains/losses on non-hedge derivatives or fair value changes on the AngloGold Ashanti convertible bond.
[2] Headline EPS is shown in note 7 to the financial information.

For information underlying earnings by business segment for 6 months to 30 June 2005 is given below.

Underlying Earnings by Business Segment to 30 June 2005

	6 months ended 30 June 2005 $m	6 months ended 30 June 2004 $m
Platinum	256	137
Gold	69	67
Diamonds	188	218
Coal	263	148
Base Metals	525	434
Industrial Minerals	140	120
Ferrous Metals and Industries	413	208
Paper and Packaging	133	223
Exploration	(50)	(42)
Corporate Activities	(238)	(216)
	1,699	1,297



News Release

22 February 2006

Senior management changes – Anglo American South Africa
Lazarus Zim to pursue platinum BEE venture

At the end of 2005, Anglo American plc announced the restructuring of its operations, focusing on a core group of mining activities. With regard to Platinum, Anglo American also announced that it is exploring options as to how growth and investment can best be supported alongside an appropriate BEE transaction. Lazarus Zim, CEO of Anglo American South Africa (AASA) has indicated a desire to become involved in the future empowerment of the mining sector and specifically with the BEE structures being developed for Anglo Platinum. Given his extensive past experience in Africa, he also intends to establish his own Pan African investment vehicle.

When the proposals for a further Platinum empowerment transaction have been developed, it is envisaged that Lazarus will play a key role in creating a broad based Platinum empowerment consortium alongside Anglo Platinum's existing BEE partners.

In support of these intentions, AASA and Lazarus have agreed that he should relinquish his executive responsibilities in the Group and his directorship of Anglo Platinum. However, it is our joint intention that he will maintain a strong involvement with the Group. He will be Chairman of Kumba Iron Ore, a member of the AASA board and Chairman of its Transformation Committee and a board member of AngloGold Ashanti and Mondi South Africa. In addition, Lazarus will work closely with Anglo American to develop further business opportunities in other parts of Africa and he will also carry out various consulting duties for the group. Anglo will continue to support him in his role as President of the Chamber of Mines.

Philip Baum is appointed Acting CEO of AASA, as well as continuing as Chairman of the Ferrous Metals and Industries division. Philip will work closely with Lazarus and the Transformation Committee on further transformation, employment equity, BEE procurement and support for small and medium enterprises.

Tony Trahar, CEO Anglo American plc, has decided that, in view of his increasing global responsibilities, the time is right for him to stand down as Chairman of AASA and we are delighted that Fred Phaswana, a non-executive director of Anglo American plc and Chairman of Transnet, has agreed to serve in this role and will continue as a member of the Transformation Committee.

These changes take effect on 1 May 2006.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Commenting, Tony Trahar said "Lazarus has achieved great success in a relatively short time with the Group. We are delighted that he will work with Anglo Platinum and AASA on transformation projects and that he will continue to have a very close association with the Group as a board member of AASA and in working with us on other business development activities".

Lazarus Zim commented "I have really enjoyed my executive role with Anglo and have enjoyed leading the transformation of the Group both internally and externally. The next phase of my relationship with Anglo is very exciting and I look forward to becoming involved in a further platinum empowerment transaction as well as working with the Group on other business development activities throughout Africa. I am truly grateful to Anglo American for affording me this great opportunity. I wish Fred and Philip every success in their new roles".

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)



News Release

22 February 2006

Anglo American announces proposed public secondary offering of ordinary shares of AngloGold Ashanti

Anglo American plc ("Anglo American") today announces its intention to sell through a registered offering a portion of its ordinary shares of AngloGold Ashanti in the form of ordinary shares or American depositary shares, as one means of reducing its shareholding in AngloGold Ashanti. The offering would be made simultaneously in the US, South Africa and Europe. The offering is anticipated to occur at some time over the coming months, subject to market conditions.

Anglo American currently intends to remain a significant shareholder in AngloGold Ashanti in the medium term.

This communication does not constitute or form part of an offer to sell or the solicitation of an offer to buy securities or otherwise engage in any investment activity, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification.

Certain statements contained herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the transactions described above.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138


ANGLO
AMERICAN

News Release

23 February 2006

Anglo American joins FutureGen Industrial Alliance - targeting development of the world's first "zero emissions" coal-fuelled plant

Anglo American announces that it has joined the FutureGen Industrial Alliance, which is developing the world's most advanced clean coal technology project, thereby strengthening the Group's commitment to securing a future for coal in the global energy mix.

The FutureGen Industrial Alliance (currently consisting of eight major energy and mining companies who intend to contribute up to $250 million to the project over its lifetime) will partner with the U.S. Department of Energy to design, construct, and operate FutureGen, the world's first "zero emissions" coal-fuelled power generation plant.

The ultimate goal for FutureGen is to show how technology can advance clean coal technologies for generating electricity for families and businesses and also produce hydrogen to power fuel cells for transportation and other energy needs. The technology also will integrate carbon capture and storage, helping to address the issue of climate change as energy demand continues to grow worldwide.

The nominal 275MW prototype FutureGen power generation plant will gasify coal through a process that converts the coal's carbon to a synthesis gas composed of hydrogen and carbon monoxide. The hydrogen will be used as a clean fuel for electricity generation in turbines, fuel cells or hybrid combinations of these technologies. The captured carbon dioxide will be separated from the hydrogen and permanently stored underground, where it will be monitored over time. The project hopes to prove the effectiveness, safety and permanence of carbon dioxide capture and storage by testing the technology under real working conditions.

Construction of the FutureGen plant is due to start in three years and work is currently under way to find a suitable site in the United States. Construction and plant startup and testing is due to take an additional three years with a full-scale plant operating in 2012. The project will be supported by the ongoing coal research programmes, which will be a major source of technology for the prototype plant.

The FutureGen project is being co-funded by the U.S. Department of Energy, and aims to validate the technical feasibility and economic viability of advanced coal-based technologies for commercial readiness.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Tony Trahar, CEO of Anglo American said, "We are very excited to have joined the FutureGen Industrial Alliance. Our participation is complementary to our existing projects in China and Monash Energy in Australia, and represents a further step in our commitment to participating in the development of clean coal technologies that ensure that coal remains an important and sustainable energy source for the future."

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information on FutureGen – please visit the following website:
http://www.FutureGenAlliance.org and
http://www.fossil.energy.gov/programs/powersystems/futuregen/